UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of October 2014

Commission File Number 001-32294

Tata Motors Limited

(Translation of registrant’s name into English)

Bombay House

24, Homi Mody Street

Maharashtra,

Mumbai 400 001, India

Telephone # 91 22 6665 8282

Fax # 91 22 6665 7799

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒.

Explanatory note

This Report on Form 6-K contains the following exhibit.

Exhibit Number

1 Supplemental Information Regarding the Jaguar and Land Rover Business of Tata Motors Limited

Forward-looking statements contain risks

The supplemental information regarding the Jaguar and Land Rover business of Tata Motors Limited (“TML”) constituting Exhibit 1 to this Form 6-K, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to TML’s operating strategies, future plans, management goals, mergers and acquisitions and other matters; its competitive positions; its reorganization plans; its capital expenditure plans; its future business conditions and financial results; its cash flows; its dividends; its financing plans; the future growth of market demand of, and opportunities for, TML’s new and existing products; and future regulatory and other developments in the global automotive industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to TML, are intended to identify certain of these forward-looking statements. TML does not intend to update any forward-looking statement.

These forward-looking statements are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the current views of TML with respect to future events and do not guarantee the future performance of TML. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	changes in the regulatory regime and significant policies for the automotive industry;

•	the level of demand for automobiles;

•	competitive forces, including pricing pressures, and TML’s ability to retain market share in the face of competition from existing automotive companies and potential new market entrants;

•	the availability, terms and deployment of capital, and the impact of regulatory and competitive developments on capital outlays;

•	changes in the assumptions upon which TML has prepared its projected financial information and capital expenditure plans; and

•	changes in the effects of competition on the demand and price of TML’s products.

Financial Statements and Other Financial Information

The audited consolidated financial information included herein as at and for the fiscal years ended March 31, 2012, 2013 and 2014 has been prepared in accordance with IFRS. The unaudited, condensed consolidated interim financial information as at and for the three months ended June 30, 2013 and 2014 has been prepared in accordance with IAS 34, including, in each case, interpretations of the International Financial Reporting Committee. You should consult your own professional advisers for an understanding of the differences between IFRS, IAS 34 and US GAAP and how those differences could affect the financial information contained in this Report. There are a number of differences between IFRS and US GAAP. TML has not prepared financial statements in accordance with US GAAP or reconciled its financial statements to US GAAP and is therefore unable to identify or quantify the differences that may impact TML’s reported profits, financial position or cash flows were they to be reported under US GAAP.

The unaudited condensed consolidated financial information for the twelve months ended June 30, 2014 set out below was derived by aggregating without adjustments the consolidated income statement for the twelve months ended March 31, 2014 and the consolidated income statement data for the three months ended June 30, 2014 and subtracting the consolidated income statement data for the three months ended June 30, 2013. The unaudited, condensed consolidated financial information for the twelve months ended June 30, 2014 presented herein is not required by or presented in accordance with IFRS or any other generally accepted accounting principles. The financial information for the twelve months ended June 30, 2014 has been prepared for illustrative purposes only, is not prepared in the ordinary course of JLR’s financial reporting, has not been audited or reviewed and is not necessarily representative of JLR’s results of operations for any future period or our financial condition at any future date.

Non-IFRS Financial Measures

This Report contains references to certain non-IFRS measures, including EBITDA, free cash flow, net cash and product and other investment. EBITDA, free cash flow, net cash and product and other investment are not IFRS measures and should not be construed as alternatives to any IFRS measure such as revenue, gross profit, other income, net profit or cash flow from operating activities. “EBITDA” is defined as profit for the period before income tax expense, finance expense (net of capitalized interest), finance income, depreciation and amortization, foreign exchange gains/(losses) on financing and unrealized derivatives, unrealized commodity gains/(losses) and share of loss from joint ventures. “Free cash flow” is defined as net cash from operating activities less net cash used in investing activities excluding investments in short-term deposits. “Net cash” is defined as cash and cash equivalents and short-term deposits less total borrowings (including secured and unsecured borrowings and factoring facilities but excluding finance leases). “Product and other investment” is defined as net cash used in investing activities excluding movement in other restricted deposits, investment in short-term deposits and finance income received, and including expensed R&D (not included in net cash used in investing activities). In this Report, EBITDA, free cash flow, net cash, product and other investment and related ratios are presented for Jaguar Land Rover Automotive plc and its consolidated subsidiaries (collectively “JLR”). EBITDA, free cash flow, net cash, product and other investment and related ratios should not be considered in isolation and are not measures of JLR’s financial performance or liquidity under IFRS and should not be considered as an alternative to profit or loss for the period or any other performance measures derived in accordance with IFRS or as an alternative to cash flow from operating, investing or financing activities or any other measure of JLR’s liquidity derived in accordance with IFRS. EBITDA, free cash flow, net cash and product and other investment do not necessarily indicate whether cash flow will be sufficient or available for cash requirements and may not be indicative of JLR’s results of operations. EBITDA, free cash flow, net cash and product and other investment, as defined herein, may not be comparable to other similarly titled measures used by other companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TATA MOTORS LIMITED
(Registrant)

Date: October 28, 2014

	By:	/s/ Hoshang K. Sethna
	Name:	Hoshang K. Sethna
	Title:	Company Secretary

Exhibit 1

EXHIBIT 1 TO FORM 6-K

SUPPLEMENTAL INFORMATION REGARDING THE JAGUAR AND LAND ROVER BUSINESS

OF TATA MOTORS LIMITED

This Exhibit sets forth selected recent developments, financial data, discussion and analysis of results of operations, employee and management information, and other information relating to the Jaguar and Land Rover business of Tata Motors Limited. Unless the context indicates otherwise, references to the following terms in this Exhibit have the meanings ascribed to them below:

“2011 Notes”

JLR’s existing $410,000,000 8.125% Senior Notes due 2021 issued May 19, 2011.

JLR’s £500,000,000 8.125% notes due 2018 and $410,000,000 7.750% notes due 2018 issued on May 19, 2011 under the same indenture as the 2011 Notes have been repurchased or redeemed and are no longer outstanding.

“2012 Notes”	JLR’s existing £500,000,000 8.250% Senior Notes due 2020 issued March 27, 2012.

“Asia Pacific”	The marketing region JLR defines as including Australia, Brunei, Indonesia, Japan, Korea, Malaysia, New Zealand, the Philippines, Singapore, Sri Lanka and Thailand.

“British pounds”, “GBP”, “pounds sterling”, “sterling”, or “£”	Pounds sterling, the currency of the United Kingdom of Great Britain and Northern Ireland.

“Chinese yuan”, “CNY” or “yuan”	Chinese yuan, the currency of the People’s Republic of China.

“Company”	Jaguar Land Rover Automotive plc, a public limited company incorporated under the laws of England and Wales.

“December 2013 Notes”	JLR’s existing $700,000,000 4.125% Senior Notes due 2018 issued December 17, 2013.

“euro”, “EUR” or “€”	Euro, the currency of the European Union Member States participating in the European Monetary Union.

“EBITDA”	Profit for the period before income tax expense, finance expense (net of capitalized interest), finance income, depreciation and amortization, foreign exchange gains/(losses) on financing and unrealized derivatives, unrealized commodity gains/(losses) and share of loss from joint ventures.

“Fiscal year”	Year beginning April 1 and ending March 31 of the following year.

“Fiscal 2010”	Year beginning April 1, 2009 and ended March 31, 2010.

“Fiscal 2011”	Year beginning April 1, 2010 and ended March 31, 2011.

“Fiscal 2012”	Year beginning April 1, 2011 and ended March 31, 2012.

“Fiscal 2013”	Year beginning April 1, 2012 and ended March 31, 2013.

“Fiscal 2014”	Year beginning April 1, 2013 and ending March 31, 2014.

“Fiscal 2015”	Year beginning April 1, 2014 and ending March 31, 2015.

“Ford”	Ford Motor Company and its subsidiaries.

“Free cash flow”	Net cash from operating activities less net cash used in investing activities excluding investments in short-term deposits.

“IFRS”	International Financial Reporting Standards and interpretations issued by the International Accounting Standards Board and adopted by the European Commission.

“IFRS – IASB”	International Financial Reporting Standards and interpretations issued by the International Accounting Standards Board.

“Indian GAAP”	Accounting principles generally accepted in the Republic of India.

“Indian rupees”	Indian rupees, the currency of the Republic of India.

“Jaguar Land Rover”, “Jaguar Land Rover Group”, “Group”, or “JLR”	Jaguar Land Rover Automotive plc and its subsidiaries (including any of their predecessors).

“January 2013 Notes”	JLR’s existing $500,000,000 5.625% Senior Notes due 2023 issued January 28, 2013.

“January 2014 Notes”	JLR’s existing £400,000,000 5.000% Senior Notes due 2022 issued January 31, 2014.

“National sales companies” or “NSCs”	National sales companies for Jaguar Land Rover products, which are all wholly owned indirect subsidiaries of the Company.

“Net cash”	Cash and cash equivalents and short-term deposits less total cash borrowings (including secured and unsecured borrowings and factoring facilities but excluding finance leases).

“Product and other investment”

Net cash used in investing activities excluding movement in other restricted deposits, investment in short term deposits and finance income received, and including expensed R&D (not included in net cash used in investing activities).

“Retail volumes”	Aggregate number of finished vehicles sold by dealers (and in limited numbers by JLR directly) to end users. Although retail volumes do not directly impact JLR’s revenue, JLR considers retail volumes as the best indicator of consumer demand for its vehicles and the strength of its brands.

“Revolving Loan Facility”	The £1,325,000,000 unsecured syndicated revolving loan facility entered into in December 2011, as amended.

“Russian rouble”	Russian roubles, the currency of Russian Federation.

“SEC”	United States Securities and Exchange Commission.

“Tata Motors” or TML”	Tata Motors Limited.

“US dollars”, “USD”, “US$” or “$”	US dollars, the currency of the United States.

“US GAAP”	Generally accepted accounting principles in the United States of America.

“Wholesale volumes”	Aggregate number of finished vehicles sold to (i) dealers in the United Kingdom or foreign markets in which JLR has established an NSC and (ii) importers in all other markets. Generally, JLR recognizes revenue on the sale of finished vehicles and parts (net of discounts, sales incentives, customer bonuses and rebates granted) when products are delivered to dealers and, in connection with sales to importers, when products are delivered to a carrier for export sales.

I. RECENT DEVELOPMENTS

Overview

In Fiscal 2012, Fiscal 2013, Fiscal 2014 and the three months ended June 30, 2014, JLR has experienced significant growth attributable to improved global economic conditions, successful launches of new models, complementing the enduring appeal of existing products, improved product and market mix and continued geographic diversification. JLR’s continued focus on managing foreign exchange exposure and achieving cost efficiencies have also contributed to robust performance.

China Joint Venture and Brazil Production Plant

In December 2011, JLR entered into a joint venture agreement with Chery Automobile Company Ltd. for the establishment of a joint venture company in China to develop, manufacture and sell certain Jaguar Land Rover vehicles and at least one own-branded vehicle in China. The plant has a production capacity of 130,000 vehicles per year. Vehicles manufactured in this plant, including Range Rover Evoque vehicles, are expected to go on sale in the first quarter of 2015.

In December 2013, JLR signed an agreement with the State of Rio de Janeiro in Brazil to invest £240 million in a new production plant, with an annual capacity of 24,000 vehicles. The plant is expected to employ approximately 370 people initially, and the first vehicles are expected to come off the assembly line in early 2016.

Trading Update

In the quarter ended September 30, 2014 (“Q2 FY15”), reported total retail sales volumes were 110,781 units, up 8% from 102,644 units for the corresponding quarter in Fiscal 2014. The higher year on year sales reflect strong demand for the new Range Rover and Range Rover Sport, and Jaguar F-TYPE. Retail sales volumes were up year on year in most regions with China up 22%, the United Kingdom up 10%, Europe (excluding the United Kingdom and Russia) up 5% and Asia Pacific up 22%. North America was down 5% and Rest of the world was down 1%. Total wholesale volumes in Q2 FY15 were 103,975 units, up 2% compared to 101,931 units for the corresponding quarter in Fiscal 2014. Q2 FY15 includes the seasonal effect of the annual summer manufacturing plant shutdown (10 to 15 days, depending on the plant), so is not directly comparable to the first quarter of Fiscal 2015.

JLR is finalizing the preparation of its financial results for Q2 FY15. Those results are scheduled to be announced in November 2014, together with TML’s results for the same period.

Based on present management estimates and subject to confirmation in the results announcement to be made in November 2014, JLR expects that the results for Q2 FY15 will reflect favorable year over year wholesale volumes and a general continuation of the favorable performance factors discussed under “III. Discussion and Analysis of Results of Operations—General Trends of JLR’s Recent Performance” and JLR expects the EBITDA margin to be in the range reported over the previous four quarters.

The above information is based on preliminary results and estimates and is not intended to be a comprehensive statement of JLR’s financial or operational results for Q2 FY15. Such information has been prepared by management and has not been audited, reviewed or verified by JLR’s independent auditors. The preliminary results mentioned above are derived from JLR’s management accounts, rather than JLR’s unaudited interim financial information, which will be prepared in accordance with IFRS. JLR’s preliminary estimates are based on a number of assumptions that are subject to inherent uncertainties and subject to change. In addition, while JLR believes these estimates to be reasonable, JLR’s actual results for Q2 FY15 may vary from JLR’s preliminary results and the estimates set out above, and such variations could be material. As such, you should not place undue reliance on them. See “Forward Looking Statements” for a more complete discussion of certain of the factors that could affect the future performance of and results of operations of JLR and TML.

Certain Information Relating to Tata Motors

Tata Motors, on a standalone basis, sold 110,612 units in the three months ended June 30, 2014 and 569,677 units in Fiscal 2014. Tata Motors group, on a consolidated basis, had total revenues of US$10,747 million (Indian GAAP) in the three months ended June 30, 2014 and US$39,085 million (IFRS – IASB) in Fiscal 2014, and achieved net income before tax of US$1,251 million (Indian GAAP) and US$2,994 million (IFRS – IASB), respectively, in the same periods.

In the three months ended June 30, 2014, JLR paid a dividend of £150 million to TMLH. There are no outstanding loans owed or preference shares issued to TMLH as of June 30, 2014. JLR may pay dividends from time to time to its shareholder, subject to compliance with covenants in its financing agreements restricting such payments (including covenants in the indentures governing the 2011 Notes, the 2012 Notes, the January 2013 Notes, the December 2013 Notes and the January 2014 Notes). In addition, some of these dividend restrictions may be suspended or if we achieve an investment grade status, thereby potentially allowing us to pay additional dividends. As of June 30, 2014, the estimated amount that would be available for dividend payments, other distributions to JLR’s shareholders and other restricted payments under the relevant covenant restrictions is approximately £1,920 million.

Tata Motors has a manufacturing footprint in India, South Africa, South Korea, Thailand and the United Kingdom and established a presence in Indonesia in 2012 for import, assembly and wholesale distribution.

II. FINANCIAL INFORMATION FOR JLR

	Fiscal year ended and as at March 31			Three months ended and as at June 30		Twelve months ended and as at June 30
	2012	2013	2014	2013	2014	2014
	(£ in millions)
Income Statement and Statement of Comprehensive Income Data:
Revenue	13,512	15,784	19,386	4,097	5,353	20,642
Material and other cost of sales	(8,733)	(9,904)	(11,904)	(2,490)	(3,299)	(12,713)
Employee cost	(1,039)	(1,334)	(1,654)	(361)	(429)	(1,722)
Other expenses	(2,529)	(3,075)	(3,717)	(807)	(927)	(3,837)
Net gain/(loss) on un-hedged commodity derivatives	(12)	(10)	(18)	(19)	15	16
Development costs capitalized(1)	751	860	1,030	242	273	1,061
Other income	49	80	171	13	24	182
Depreciation and amortization(2)	(465)	(622)	(875)	(202)	(234)	(907)
Foreign exchange gain/(loss)	14	(109)	236	(30)	147	413
Finance income	16	34	38	9	11	40
Finance expense (net)	(85)	(18)	(185)	(33)	(4)	(156)
Share of loss from joint venture	—	(12)	(7)	(4)	(6)	(9)

Profit before tax	1,479	1,674	2,501	415	924	3,010
Income tax expense	(19)	(460)	(622)	(111)	(231)	(742)

Profit for the period	1,460	1,214	1,879	304	693	2,268
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	(122)	(346)	(135)	(118)	(114)	(131)
Income tax related to items that will not be reclassified	152	73	(4)	27	23	(8)
Items that may be reclassified subsequently to profit or loss:
Gain/(loss) on effective cash flow hedges	(36)	(288)	1,041	160	63	944
Cash flow hedges reclassified to foreign exchange (gain)/loss in profit or loss	(20)	59	(112)	(46)	(89)	(155)
Currency translation differences	—	—	—	—	(11)	(11)
Income tax related to items that may be reclassified	14	53	(194)	(26)	5	(163)

Total comprehensive income attributable to shareholders	1,448	765	2,475	301	570	2,744

Balance Sheet Data (at period end):
Intangible assets	2,801	3,522	4,240	3,691	4,396	4,396
Total non-current assets	4,982	6,628	8,359	6,974	8,850	8,850
Total current assets	5,235	6,209	7,230	5,584	7,087	7,087
Total assets	10,217	12,837	15,589	12,558	15,937	15,937
Total current liabilities	5,041	5,997	6,134	5,436	5,713	5,713
Total non-current liabilities	2,252	3,301	3,591	3,432	3,940	3,940
Total liabilities	7,293	9,298	9,725	8,868	9,653	9,653
Equity attributable to equity holders of the company	2,924	3,539	5,864	3,690	6,284	6,284
Cash Flow Data:
Net cash from operating activities	2,500	2,429	3,422	116	620	3,926
Net cash used in investing activities	(1,542)	(2,609)	(2,736)	(492)	(840)	(3,084)
Net cash from/(used in) financing activities	444	(178)	(498)	(291)	(172)	(379)

	Fiscal year ended and as at March 31			Three months ended and as at June 30		Twelve months ended and as at June 30
	2012	2013	2014	2013	2014	2014
	(£ in millions)
Cash and cash equivalents at the end of period	2,430	2,072	2,260	1,405	1,868	1,868
Other Financial Data:
EBITDA(3)	2,095	2,339	3,393	647	1,087	3,833
Capitalized expenditure (excluding product development expenditure)	585	879	1,269	241	267	1,295
Capitalized product development expenditure(4)	825	970	1,087	267	290	1,110
Net cash (at period end)(5)	456	680	1,449	147	1,312	1,312
Free cash flow(6)	958	595	1,150	(341)	5	1,496
Product and other investment(7)	1,560	2,115	2,680	558	682	2,804

(1)	This amount reflects the capitalized cost recognized as an intangible asset at the end of the relevant period, net of the amounts charged to the income statement, which were £149 million, £198 million, £236 million, £50 million, £53 million and £239 million in the years ended March 31, 2012, 2013 and 2014, the three months ended June 30, 2013 and 2014 and the twelve months ended June 30, 2014, respectively.
(2)	Depreciation and amortization include, among other things, the amortization attributable to the capitalized cost of product development relating to new vehicle platforms, engine, transmission and new products. The amount of total depreciation and amortization attributable to the amortization of capitalized product development costs for Fiscal 2012, Fiscal 2013, Fiscal 2014, the three months ended June 30, 2013 and 2014 and the twelve months ended June 30, 2014 was £183 million, £296 million, £445 million, £104 million, £118 million and £459 million, respectively.
(3)	TML has defined EBITDA as profit for the period before income tax expense, finance expense (net of capitalized interest), finance income, depreciation and amortization, foreign exchange gains/(losses) on financing and unrealized derivatives, unrealized commodity gains/(losses) and share of loss from joint ventures. In order to better reflect core operational performance, foreign exchange gains/(losses) related to revaluation of trading assets and liabilities and realized gains/(losses) on matured commodity and foreign exchange hedges are now included within EBITDA. Unrealized gains/(losses) on foreign exchange and commodity hedges and unrealized gains/(losses) on revaluation of foreign currency debt are excluded from EBITDA. Previously all elements of foreign exchange gains/(losses) including realized and unrealized foreign exchange hedging and gains/(losses) were excluded from EBITDA and both realized and unrealized commodity gains/(losses) were included within EBITDA. EBITDA is presented because TML believes that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in the automotive industry. However, other companies may calculate EBITDA in a manner that is different from TML’s. EBITDA is not a measure of financial performance under IFRS and should not be considered an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to profit/(loss) on ordinary activities as indicators of operating performance or any other measures of performance derived in accordance with IFRS.

The reconciliation of EBITDA to JLR’s profit for the period line item is:

	Fiscal year ended March 31			Three months ended June 30
	2012	2013	2014	2013	2014	Twelve months ended June 30, 2014
	(£ in millions)
Profit for the period	1,460	1,214	1,879	304	693	2,268
(Less)/add back foreign exchange (gains)/loss – financing	12	37	(87)	(5)	(27)	(109)
(Less)/add back foreign exchange (gains)/loss – unrealised derivatives	47	11	(57)	(12)	(24)	(69)
(Less)/add back unrealised commodity (gains)/losses	15	(1)	7	19	(19)	(31)
(Less)/add back share of loss from joint venture	—	12	7	4	6	9
(Less)/add back depreciation and amortisation	466	622	875	202	234	907
(Less)/add finance income	(16)	(34)	(38)	(9)	(11)	(40)
(Less)/add finance expense	85	18	185	33	4	156
(Less)/add back taxation	26	460	622	111	231	742

EBITDA	2,095	2,339	3,393	647	1,087	3,833

(4)	This amount reflects the capitalized cost of product development recognized as an intangible asset at the end of the relevant period.
(5)	Net cash is defined as cash and cash equivalents and short term deposits less total borrowings (including secured and unsecured borrowings and factoring facilities, but excluding finance leases).

The reconciliation is set out below:

	As at March 31			As at June 30
	2012	2013	2014	2013	2014
	(£ in millions)
Cash and cash equivalents	2,430	2,072	2,260	1,405	1,868
Short term deposits	—	775	1,199	810	1,433
Total borrowings (including secured and unsecured borrowings and factoring facilities, but excluding finance leases)	(1,974)	(2,167)	(2,010)	(2,068)	(1,989)

Net cash	456	680	1,449	147	1,312

(6)	Free cash flow reflects net cash from operating activities less net cash used in investing activities excluding investments in short term deposits.

The reconciliation is set out below:

	Financial year ended March 31			Three months ended at June 30
	2012	2013	2014	2013	2014	Twelve months ended June 30 2014
	(£ in millions)
Net cash from operating activities	2,500	2,429	3,422	116	620	3,926
Net cash used in investing activities	(1,542)	(2,609)	(2,736)	(492)	(840)	(3,084)
Add back: Investments in short term deposits	—	775	464	35	225	654

Free cash flow	958	595	1,150	(341)	5	1,496

(7)	Product and other investment reflects net cash used in investing activities excluding movement in other restricted deposits, investment in short term deposits and finance income received, and including expensed R&D (not included in net cash used in investing activities).

The reconciliation is set out below:

	Financial year ended 31 March			Three months ended 30 June
	2012	2013	2014	2013	2014	Twelve months ended 30 June 2014
	(£ in millions)
Net cash used in investing activities	1,542	2,609	2,736	492	840	3,084
Less: Movement in restricted deposits	(147)	54	133	41	2	94
Less: Investment in short term deposits	—	(775)	(464)	(35)	(225)	(654)
Less: Finance income received	16	29	39	10	12	41
Add: Expensed R&D	149	198	236	50	53	239

Product and other investment	1,560	2,115	2,680	558	682	2,804

Product and other investment can also be presented as cash outflows relating to tangible assets (net of proceeds from disposals of tangible assets), intangible assets, expensed R&D and investment in joint ventures.

Explanation of Income Statement Line Items

JLR’s income statement includes the following items.

•	Revenue: Revenue includes the fair value of the consideration received or receivable from the sale of finished vehicles and parts to dealers (in the United Kingdom and the foreign countries in which JLR has NSCs) and importers (in all other foreign countries). JLR recognizes revenue on the sale of products, net of discounts, sales incentives, customer bonuses and rebates granted, when products are delivered to dealers or when delivered to a carrier for export sales, which is when title and risks and rewards of ownership pass to the customer. Sale of products includes export and other recurring and non-recurring incentives from governments at the national and state levels. Sale of products is presented net of excise duty where applicable and other indirect taxes. Consequently, the amount of revenue JLR recognizes is driven by wholesale volumes (i.e., sales of finished vehicles to dealers and importers). JLR does, however, mainly monitor the level of retail volumes as the general metric of customer demand for its products with the aim of managing effectively the level of stock held by its dealers. Retail volumes do not directly affect JLR’s revenue.

•	Material and other cost of sales: TML has elected to present JLR’s income statement under IFRS by nature of expenditure rather than by function. Accordingly, TML does not present costs of sales, selling and distribution and other functional cost categories on the face of the income statement. “Material and other cost of sales” are comprised of: (i) change in inventories of finished goods and works in progress; (ii) purchase of products for sale; and (iii) raw materials and consumables. “Material and other cost of sales” does not equal “cost of sales” that TML would report if TML were to adopt a functional presentation for JLR’s income statement because it does not include all relevant employee costs, depreciation and amortization of assets used in the production process and relevant production overheads.

•	Changes in inventories of finished goods and work in progress reflects the difference between the inventory of vehicles and parts at the beginning of the relevant period and the inventory of vehicles and parts at the end of the relevant period. It represents the credit or charge required to reflect the manufacturing costs for finished vehicles and parts, or vehicles and parts on the production line, that were still on stock at the end of the relevant period. Inventories (other than those recognized as a result of the sale of vehicles subject to repurchase arrangements) are valued at the lower of cost and net realizable value. Cost of raw materials and consumables are ascertained on a first-in-first-out basis. Costs, including fixed and variable production overheads, are allocated to work-in-progress and finished goods determined on a full absorption cost basis. Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and selling expenses. Inventories include vehicles sold to a third party subject to repurchase arrangements. The majority of these vehicles are leased by a third party back to JLR’s management. These vehicles are carried at cost and are amortized in changes in stocks and work in progress to their residual values (i.e., estimated second-hand sale value) over the term of the arrangement.

•	Purchase of products for sale represents the cost associated with the supply from third-party suppliers of parts and other accessories that JLR does not manufacture itself but fits into JLR’s finished vehicles.

•	Raw materials and consumables represents the cost of the raw materials and consumables that JLR purchases from third parties and uses in JLR’s manufacturing operations, including aluminum, other metals, rubber and other raw materials and consumables. Raw materials and consumables also includes import duties for raw materials and finished vehicles from the United Kingdom into the country of sale.

•	Employee cost: This line item represents the cost of wages and salaries, social security and pensions for all of JLR’s employees and agency workers, including employees of centralized functions and headquarters.

•	Other expenses: This line item comprises any expense not otherwise accounted for in another line item. These expenses principally include warranty and product liability costs and freight and other transportation costs, stores, spare parts and tools consumed, product development costs, repairs to building, plant and machinery, power and fuel, rent, rates and taxes, publicity and marketing expenses, insurance and other general costs.

•	Net gain/(loss) on un-hedged commodity derivatives: This line item represents the mark to market on commodity derivative instruments, which do not meet the hedge accounting criteria of IFRS. In Fiscal 2012 and subsequently, JLR entered into derivative transactions on certain key commodity inputs, such as aluminum.

•	Development costs capitalized: Development costs capitalized represents employee costs, store and other manufacturing supplies, and other works expenses incurred mainly towards product development projects. It also includes costs attributable to internally constructed capital items. Product development costs incurred on new vehicle platforms, engine, transmission and new products are capitalized and recognized as intangible assets when (i) feasibility has been established, (ii) JLR has committed technical, financial and other resources to complete the development and (iii) it is probable that the relevant asset will generate probable future economic benefits. The costs capitalized include the cost of materials, direct labor and directly attributable overhead expenditure incurred up to the date the asset is available for use. The application of the relevant accounting policy involves critical judgment and interpretations of IFRS may differ, which can result in different applications of the same standard and, therefore, different results. Interest cost incurred in connection with the relevant development is capitalized up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings if no specific borrowings have been incurred for the asset.

•	Other income: This item represents any income not otherwise accounted for in another line item. It principally includes rebates from the Chinese government based on JLR’s activities there, income from the Land Rover Experience and sales of second-hand Land Rover warranties in the United States. Rebates from China are accounted for when received as they are not considered virtually certain to be paid.

•	Depreciation and amortization: Depreciation and amortization represent the depreciation of property, plant and equipment and the amortization of intangible assets, including the amortization of capitalized product development costs. Depreciation is provided on a straight-line basis over estimated useful lives of the assets. Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease. Depreciation is not recorded on capital work-in-progress until construction and installation are complete and the asset is ready for its intended use. Capital-work-in-progress includes capital advances. Amortization is provided on a straight-line basis over estimated useful lives of the intangible assets. The amortization period for intangible assets with finite useful lives is reviewed at least at each year-end. Changes in expected useful lives are treated as changes in accounting estimates. In accordance with IFRS, JLR capitalizes a significant percentage of its product development costs. Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment loss.

•	Foreign exchange gain/(loss) (net): This item represents the net gain or loss attributable to the revaluation of non-GBP balance sheet items and the realized gain/(loss) on foreign exchange derivative contracts that are hedge accounted, as well as the time value of options and ineffective foreign exchange derivatives which are recognized directly in the income statement.

•	Finance income: This item represents the income from short-term liquid financial assets, marketable securities and other financial instruments (including bank deposits).

•	Finance expense (net): This item represents the net expense of JLR’s financial borrowings, including the 2011 Notes, the 2012 Notes, the January 2013 Notes, the December 2013 Notes and the January 2014 Notes, including fees and commitment fees paid to financial institutions in relation to committed financial facilities and similar credit lines, less interest capitalized.

Capitalization

Sources	Actual as at June 30, 2014

Cash and cash equivalents(1)	1,868
Short term investments(2)	1,433

Cash and cash equivalents and short term investments	3,301

Other loans(3)	17
Factoring(4)	168
£500,000,000 8.250% Senior Notes due 2020	500
$410,000,000 8.125% Senior Notes due 2021	240	(5)
$500,000,000 5.625% Senior Notes due 2023	292	(5)
$700,000,000 4.125% Senior Notes due 2018	409	(5)
£400,000,000 5.000% Senior Notes due 2022	400
Capitalized debt issuance fees	(24)
Total debt	2,002

Ordinary shares	1,501
Capital redemption reserve	167
Reserves	4,616

Total equity	6,284

Total capitalisation	8,286

(1)	The total amount of cash and cash equivalents includes £469 million of the cash and cash equivalents held in subsidiaries of the Company outside the United Kingdom. The cash in some of these jurisdictions, notably South Africa and Brazil, is subject to certain restrictions on cash pooling, intercompany loan arrangements or interim dividends. However annual dividends are generally permitted and JLR does not believe that these restrictions have, or are expected to have, any impact on JLR’s ability to meet its cash obligations.
(2)	Refers to bank deposits with a maturity of between three and twelve months.
(3)	Consists of (i) overdraft facilities and (ii) finance leases.
(4)	Represents JLR’s factoring facilities entered into in the ordinary course of business.
(5)	Using an exchange rate on June 30, 2014 of $1.7102 = £1.00.

The following table presents JLR’s revenue, profit and EBITDA in Fiscal 2014, 2013 and 2012, the three months ended June 30, 2014 and 2013 and the twelve months ended June 30, 2014.

	Fiscal year ended March 31			Three months ended June 30		Twelve months ended June 30
	2012	2013	2014	2013	2014	2014
	(£ in millions)
Revenue	13,512	15,784	19,386	4,097	5,353	20,642
Profit for the period	1,460	1,214	1,879	304	693	2,268
EBITDA	2,095	2,339	3,393	647	1,087	3,833

III. DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS

General Trends of JLR’s Recent Performance

JLR’s revenue grew from £15,784 million in Fiscal 2013 to £19,386 million in Fiscal 2014 on the back of a significant growth in retail volumes, from 374,636 to 434,311 units over this period. The increase in retail volumes has been driven by the Range Rover Evoque, Range Rover Sport, Range Rover and the F-TYPE sports car. This has been supported by growth across the majority of JLR’s models. JLR has experienced growth in retail volumes across all markets, most notably in China, Asia Pacific and North America.

From Fiscal 2013 to Fiscal 2014, JLR increased its EBITDA margins from around 14.8% to 17.5%, due to strong volumes and a favorable model and market mix. Operational cash flow has continued to improve, driving positive free cash flow, before financing, of £1,150 million in Fiscal 2014, compared to £595 million in Fiscal 2013 despite significantly increased total product and other investment, up from £2,115 million in Fiscal 2013 to £2,680 million in Fiscal 2014 and £682 million in the three months to June 30, 2014.

Retail volumes in Europe (excluding the United Kingdom and Russia) were 22,622 units in the three months ended June 30, 2014, as compared to 19,950 units in the three months ended June 30, 2013, an increase of 13.4%, despite economic challenges and competitive conditions remaining in the premium automotive segment. The increase is primarily due to sales of the Range Rover and Range Rover Sport.

Retail volumes in the United Kingdom were 18,884 units in the three months ended June 30, 2014, as compared to 16,392 in the three months ended June 30, 2013, an increase of 15.2%. Sales performance in both Europe and the United Kingdom was supported by sales of the Range Rover, Range Rover Sport and Jaguar F-TYPE.

Retail volumes in North America were 18,536 units in the three months ended June 30, 2014, as compared to 16,195 units in the three months ended June 30, 2013, an increase of 14.5% primarily due to sales of the Jaguar F-TYPE and variants of the XF, along with the new Range Rover and strong Range Rover Evoque sales.

Retail volumes in China were 32,912 units in the three months ended June 30, 2014, as compared to 20,427 units in the three months ended June 30, 2013, an increase of 61.1%, reflecting continued growth in the Chinese vehicle market and strong customer demand for JLR’s products. Sales growth was experienced across the majority of Land Rover and Range Rover products, most notably the Range Rover Sport and the Range Rover Evoque. China was JLR’s largest retail and wholesale market by volume for Fiscal 2014 and the three months ended June 30, 2014.

Retail volumes in Asia Pacific were 6,442 units in the three months ended June 30, 2014, as compared to 5,416 units in the three months ended June 30, 2013, an increase of 18.9% with growth driven by sales of the Range Rover Sport and the Land Rover Discovery.

Retail volumes in the Rest of the world were 16,200 units in the three months ended June 30, 2014, as compared to 16,339 in the three months ended June 30, 2013, a decrease of 0.9%, primarily due to reduced sales of the Range Rover Evoque, Discovery and Freelander, partially offset by sales of the Range Rover Sport.

Revenues were £5,353 million for the three months ended June 30, 2014, as compared to £4,097 million for the three months ended June 30, 2013. EBITDA was £1,087 million in the three months ended June 30, 2014, as compared to £647 million in the three months ended June 30, 2013, reflecting a favorable product and market mix related to the Range Rover, Range Rover Sport, Jaguar F-TYPE and the continued success in China and other emerging markets. Profit for the period was £693 million in the three months ended June 30, 2014, as compared to £304 million in the three months ended June 30, 2013. The increase reflects the increase in EBITDA, favorable revaluation of foreign currency debt and hedges, lower net interest expense and a reduction in the UK corporate tax rate, partially offset by higher depreciation and amortization reflecting the new vehicles launched since June 30, 2013.

In relation to foreign exchange, JLR is exposed to currency movements versus the British pound sterling, JLR’s reporting currency. Revenue exposures are primarily sensitive to movements in the US dollar, Chinese renminbi and the Russian rouble, whilst JLR’s cost exposures are particularly sensitive to movements in the euro. The foreign exchange environment in the three months ended June 30, 2014 was less favorable than a year ago, reflecting the appreciation of the pound sterling.

JLR is also exposed to changes in commodity prices, including aluminum, copper, platinum and palladium group metals. Aluminum and platinum prices were largely unchanged in the three months ended June 30, 2014 compared to the three months ended June 30, 2013, whilst the price of copper has somewhat weakened and the price of palladium has strongly appreciated. In order to mitigate the impact of exchange rate volatility on JLR’s results, JLR has a hedging policy in place to manage the financial risk relating to JLR’s currency exposures using a combination of forward contracts and options. JLR also uses swaps to manage commodity price risk as well as fixed-price supply contracts.

Oil prices in the three months ended June 30, 2014 were slightly higher compared to the corresponding period in 2013. However, Brent Crude Oil prices have recently fallen to approximately $100 per barrel. JLR seeks to manage the effect of fluctuations in energy prices through the use of fixed-price supply contracts with tenors of up to 12 months.

JLR targets strong operating cash generation to fund most of its capital investment requirements. JLR has increased investment in product development (such as research, design and technology) to ensure that its products remain attractive to increasingly discerning customers and amidst strong competition. This also includes a focus on environmental credentials and regulatory requirements. JLR has also invested significantly in additional capacity to meet customer demand for its products. See “III. Discussion and Analysis of Results of Operations – Capital Expenditure”.

JLR is building a new engine factory in South Staffordshire, which it expects will lead to 1,400 new highly skilled engineering and manufacturing jobs for which over 250 individuals have already been recruited. Since March 31, 2012, JLR has recruited approximately 1,400 new employees at its Solihull site and have added an additional shift. JLR has also recently announced its intention to create 1,700 new jobs in Solihull as part of our investment to create an innovative aluminum architecture for future vehicles, including the new Jaguar XE. By the end of Fiscal 2015, JLR intends to expand its team of engineers and designers to support its product development program, which will lead to an associated increase in its staff costs and an increase in product development expenses capitalized in accordance with its accounting policy.

In Fiscal 2014, JLR completed the issuance of $700 million of bonds due 2018 and £400 million of bonds due 2022, and JLR used the proceeds therefrom for general corporate purposes, including the refinancing of its £500 million of bonds due 2018 and $410 million of bonds due 2018, which are no longer outstanding. In Fiscal 2013, JLR completed the issuance of $500 million of bonds due 2023 and used the proceeds of the bonds for general corporate purposes. JLR also re-negotiated and expanded its Revolving Loan Facility in July 2013 from £795 million to £1,250 million (subsequently increased to £1,290 million in October 2013 and £1,325 million in April 2014), with 75% due over five years and the remainder over three years. At June 30, 2014 this remained undrawn. In Fiscal 2012, JLR completed the issuance of £1,000 million equivalent of bonds due in 2018 and 2021 and £500 million of bonds due 2020, as well as concluding the Revolving Loan Facility. JLR used the proceeds of the bonds to refinance secured and short-term debt, while providing increased capital and liquidity for its growth.

Results of Operations

The tables and discussions set out below provide an analysis of selected items from JLR’s consolidated statements of income for each of the periods described below.

Three months ended June 30, 2014 compared to three months ended June 30, 2013

The following table sets out the items from JLR’s consolidated statements of income for the periods indicated and the percentage change from period to period, and shows these items as a percentage of total revenues.

	Three months ended June 30				Three months ended June 30
	2013	2014	Amount of change	Percentage change	2013	2014
	(£ in millions)			(% change)	(% of revenue)
Revenue	4,097	5,353	1,256	30.7%	100.0%	100.0%
Material and other cost of sales	(2,490)	(3,299)	(809)	32.5%	60.8%	61.6%
Employee cost	(361)	(429)	(68)	18.8%	8.8%	8.0%
Other expenses	(807)	(927)	(120)	14.9%	19.7%	17.3%
Net gain/(loss) on un-hedged commodity derivatives	(19)	15	34	178.9%	0.5%	0.3%
Development costs capitalised	242	273	31	12.8%	5.9%	5.1%
Other income	13	24	11	84.6%	0.3%	0.4%
Depreciation and amortisation	(202)	(234)	(32)	15.8%	4.9%	4.4%
Foreign exchange gain/(loss)	(30)	147	177	590.0%	0.7%	2.7%
Finance income	9	11	2	22.2%	0.2%	0.2%
Finance expense (net)	(33)	(4)	29	87.9%	0.8%	0.1%
Share of loss from joint ventures	(4)	(6)	(2)	50.0%	0.1%	0.1%
Profit before tax	415	924	509	122.7%	10.1%	17.3%

Income tax expense	(111)	(231)	(120)	108.1%	2.7%	4.3%
Profit for the period	304	693	389	128.0%	7.4%	12.9%

Revenue

Revenue increased by £1,256 million to £5,353 million in the three months ended June 30, 2014 from £4,097 million in the three months ended June 30, 2013, an increase of 30.7%. This increase is primarily attributable to a favorable product mix and an increase in sales of the XF and F-TYPE for Jaguar and the Range Rover, Range Rover Sport, Range Rover Evoque and Freelander for Land Rover.

Material and other cost of sales

JLR’s material and other cost of sales increased to £3,299 million in the three months ended June 30, 2014, up 32.5% from £2,490 million in the three months ended June 30, 2013. This increase is predominantly attributable to the increase in vehicles sold. As a percentage of revenue, material and other costs of sales slightly increased from 60.8% to 61.6%, reflecting a stable cost base.

Change in inventories of finished goods and work in progress: In the three months ended June 30, 2014, JLR reduced its inventory of finished goods and work in progress by £53 million, thereby increasing its material and other cost of sales. This decrease of inventories at June 30, 2014 compared to March 31, 2014 was principally the result of higher sales in the period due to increasing demand for JLR’s vehicles.

Purchase of products for sale: In the three months ended June 30, 2014, JLR spent £194 million on parts and accessories supplied by third parties and used in its finished vehicles and parts, compared to £156 million in the three months ended June 30, 2013, representing an increase of 24.4%. This increase was primarily attributable to an increase in parts sales to service the increasing number of vehicles in the market.

Raw materials and consumables: JLR consumes a number of raw materials in the manufacture of vehicles, including steel, aluminum, copper, precious metals and resins. The cost of raw materials and consumables in the three months ended June 30, 2014 was £3,052 million compared to £2,632 million in the three months ended June 30, 2013, representing an increase of £420 million, or 16.0%. The increase in the total cost of raw materials and consumables was primarily attributable to increased sales volume, partially offset by lower commodity prices. Raw materials and consumables as a percentage of revenue decreased to 57.0% for the three months ended June 30, 2014, as compared to 64.2% for the three months ended June 30, 2013, primarily due to more favorable commodity prices.

Employee cost

JLR’s employee cost increased by 18.8% to £429 million in the three months ended June 30, 2014 from £361 million in the equivalent period in 2013. The increase is attributable to greater production volumes and the recruitment of new employees both in manufacturing and engineering, as part of an investment in people alongside JLR’s investment in new models. Total employee headcount increased from 26,826 to 29,546, or 10.1%, from June 30, 2013 to June 30, 2014. JLR has added around 1,250 manufacturing employees to support increased production at its manufacturing sites including its new engine manufacturing center in Wolverhampton and approximately 900 engineers and other staff to support growth and JLR’s increased R&D investment in new models. The majority of the increased employee cost for the engineers is capitalized under “development costs capitalized”.

Other expenses

Other expenses increased to £927 million in the three months ended June 30, 2014 from £807 million in the same period in 2013. Other expenses decreased as a percentage of revenue, representing 17.3% in the three months ended June 30, 2014 compared to 19.7% for the three months ended June 30, 2013, due to the fact that, while some significant components of other expenses increased in line with revenues, certain expenses such as fixed marketing do not increase proportionally in line with revenue. The rise in engineering expenses, reflecting JLR’s increased investment in development of new vehicles, is mainly capitalized under “development costs capitalized”.

Net gain/(loss) on un-hedged commodity derivatives

In the three months ended June 30, 2014, JLR recorded a net gain on un-hedged commodity derivatives of £15 million as a result of gains on unmatured hedges. JLR had a net loss on un-hedged commodity derivatives of £19 million in the three months ended June 30, 2013 due to losses on unmatured hedges.

Development costs capitalized

JLR capitalizes product development costs incurred on new vehicle platforms, engines, transmissions and new products in accordance with IFRS. The following table shows the R&D costs recognized in JLR’s income statement and the share of capitalized development costs and amortization of capitalized development costs in the three months ended June 30, 2014 and 2013:

	Three months ended June 30
	2013	2014
	(£ in millions)
Total R&D costs	292	326
Of which expenditure capitalized	242	273
Capitalization ratio in %	82.9%	83.7%
Amortization of expenditure capitalized	104	118
R&D costs charged in income statement	50	53
As % of revenues	1.2%	1.0%

The capitalization ratio of development costs depends on the production cycle that individual models pass through in different periods.

The increase to £273 million in the three months ended June 30, 2014 from £242 million in the three months ended June 30, 2013, representing an increase of 12.8%, reflects increased product development costs (included as employee costs and engineering costs in other expenses) associated with the development of the Jaguar F-TYPE coupé, Jaguar XE, Discovery Sport and other future products.

Other income (net)

JLR’s other income increased to £24 million in the three months ended June 30, 2014, compared to £13 million in the three months ended June 30, 2013. Other income for the three months ended June 30, 2014 notably includes £1 million (£3 million in the three months ended June 30, 2013) of rebates from China based on JLR’s activities there.

Depreciation and amortization

JLR’s depreciation and amortization increased to £234 million in the three months ended June 30, 2014, compared to £202 million in the three months ended June 30, 2013. The majority of the increase reflects increased amortization of product development costs following the launch of new models, such as the F-TYPE Coupé and new XF and XJ derivatives. The remainder of the increase relates to additional depreciation on tooling for the above new products and increases in facilities.

Foreign exchange (gain)/loss (net)

JLR registered a foreign exchange gain of £147 million in the three months ended June 30, 2014, compared to a loss of £30 million in the three months ended June 30, 2013, as a result of (i) the effect of exchange fluctuations on foreign currency borrowings and other balance sheet items and (ii) foreign exchange gains and losses on derivatives realized in the period.

Finance income

JLR’s finance income increased to £11 million in the three months ended June 30, 2014 from £9 million in the three months ended June 30, 2013. The increase was primarily due to higher cash balances held in the three months ended June 30 2014, compared to the three months ended June 30 2013.

Finance expense (net of capitalized interest)

JLR’s interest expense (net of capitalized interest) decreased to £4 million in the three months ended June 30, 2014 from £33 million in the three months ended June 30, 2013, principally as a result of the removal of the embedded derivative following the redemption and cancellation of JLR’s £500 million 8.125% Senior Notes due 2018 and $410 million 7.750% Senior Notes due 2018 (issued on May 19, 2011) and the subsequent refinancing.

Share of loss from joint ventures

JLR’s share of loss from joint ventures of £6 million in the three months ended June 30, 2014 was due to initial set-up costs related to the joint venture company JLR has started with Chery. See “IV. Sales, Facilities and Distribution Information – China Joint Venture”.

Income tax expense

JLR had an income tax expense of £231 million in the three months ended June 30, 2014, compared to £111 million in the three months ended June 30, 2013. This increase is primarily attributable to a higher profit before tax. The effective tax rate for the three months ended June 30, 2014 was 25.0% of profit before tax compared to 26.7% of profit before tax for the same period in 2013. The lower effective tax rate in the current period reflect the reduction in the UK deferred tax rate from 23% applicable in the three months ended June 30, 2013 to 20% in the three months ended June 30, 2014.

Profit for the period

JLR’s consolidated profit for the period of three months ended June 30, 2014 was £693 million, compared to a consolidated profit for the period of £304 million in the three months ended June 30, 2013 as a result of the factors identified above.

Fiscal 2014 and Fiscal 2013

The following table sets out the items from JLR’s consolidated statements of income for the periods indicated and the percentage change from period to period, and shows these items as a percentage of total revenues.

	Fiscal year ended March 31				Fiscal year ended March 31
	2013	2014	Amount of change	Percentage change	2013	2014
	(£ in millions)			(% change)	(% of revenue)

Revenue	15,784	19,386	3,602	22.8%	100.0%	100.0%
Material and other cost of sales	(9,904)	(11,904)	(2,000)	20.2%	62.7%	61.4%
Employee cost	(1,334)	(1,654)	(320)	24.0%	8.5%	8.5%
Other expenses	(3,075)	(3,717)	(642)	20.9%	19.5%	19.2%
Net gain/(loss) on un-hedged commodity derivatives	(10)	(18)	(8)	80.0%	0.1%	0.1%
Development costs capitalized	860	1,030	170	19.8%	5.4%	5.3%
Other income	80	171	91	113.8%	0.5%	0.9%
Depreciation and amortization	(622)	(875)	(253)	40.7%	3.9%	4.5%
Foreign exchange gain/(loss)	(109)	236	345	316.5%	0.7%	1.2%
Finance income	34	38	4	11.8%	0.2%	0.2%
Finance expense (net)	(18)	(185)	(167)	927.8%	0.1%	1.0%
Share of loss from joint venture	(12)	(7)	5	41.7%	0.1%	0.0%
Profit before tax	1,674	2,501	827	49.4%	10.6%	12.9%

Income tax expense	(460)	(622)	(162)	35.2%	2.9%	3.2%
Profit for the year	1,214	1,879	665	54.8%	7.7%	9.7%

Revenue

Revenue increased by £3,602 million to £19,386 million in Fiscal 2014 from £15,784 million in Fiscal 2013, an increase of 22.8%. This increase is primarily attributable to favorable product and market mix and the success of the Range Rover and Range Rover Sport, the Jaguar F-TYPE and variants of the Jaguar XF and XJ.

Material and other cost of sales

JLR’s material and other cost of sales increased to £11,904 million in Fiscal 2014 from £9,904 million in Fiscal 2013. This increase is predominantly attributable to the higher volumes produced across JLR’s range of vehicles. As a percentage of revenue, material and other cost of sales accounted for 61.4% of JLR’s revenue in Fiscal 2014, as compared to 62.7% in Fiscal 2013. This reduction as a percentage of revenue was due to an improvement in model and market mix, as well as favorable commodity prices.

Change in inventories of finished goods and work in progress: In Fiscal 2014, JLR added £356 million to its inventory of finished goods and work in progress, thereby decreasing its material and other cost of sales. This increase of inventories at March 31, 2014 compared to March 31, 2013 was principally the result of higher volumes produced in the final quarter of Fiscal 2014 and higher volumes of sales to markets with longer shipment times.

Purchase of products for sale: In Fiscal 2014, JLR spent £715 million on parts and accessories supplied by third parties and used in its finished vehicles and parts, compared to £549 million in Fiscal 2013, representing an increase of 30.2%. This increase was primarily attributable to an increase in parts sales to service the increasing number of vehicles in the market.

Raw materials and consumables: JLR consumes a number of raw materials in the manufacture of vehicles, including steel, aluminum, copper, precious metals and resins. The cost of raw materials and consumables in Fiscal 2014 was £11,545 million, compared to £9,664 million in Fiscal 2013, representing an increase of £1,881 million, or 19.5%. The increase in the total cost of raw materials and consumables was primarily attributable to increases in volumes produced. Raw materials and consumables as a percentage of revenue decreased to 59.6% for Fiscal 2014, as compared to 61.2% for Fiscal 2013, due to an improvement in model and market mix.

Employee cost

JLR’s employee cost increased by 24.0% to £1,654 million in Fiscal 2014 from £1,334 million in Fiscal 2013. The increase is attributable to JLR’s investment in people to continue the growth of the business. Total employee headcount increased from 25,368 to 27,948 or 10%, from June 30, 2014 to June 30, 2013. JLR has added approximately 1,250 manufacturing employees to support increased production in its manufacturing plants, primarily Halewood, Solihull and its engine manufacturing center in Wolverhampton and approximately 900 engineers to support its continued product development. The majority of the increased employee cost for the engineers is capitalized under “development costs capitalized”.

Other expenses

Other expenses increased to £3,717 million in Fiscal 2014 from £3,075 million in Fiscal 2013. Other expenses decreased slightly as a percentage of revenue, representing 19.2% in Fiscal 2014 compared to 19.5% for Fiscal 2013, due to the fact that, while some significant components of other expenses increased in line with revenue, expenses such as fixed marketing do not increase proportionally in line with revenue. The rise in engineering expenses, reflecting JLR’s increased investment in the development of new vehicles, is mainly capitalized under “development costs capitalized”.

Net gain/(loss) on un-hedged commodity derivatives

In Fiscal 2014, JLR recorded a net loss of £18 million on un-hedged commodity derivatives, as a result of losses on unmatured hedges during the period. In Fiscal 2013, JLR recorded a net loss of £10 million on un-hedged commodity derivatives, as a result of a decrease in commodity input prices.

Development costs capitalized

JLR capitalizes product development costs incurred on new vehicle platforms, engines, transmissions and new products in accordance with IFRS. The following table shows the R&D costs recognized in JLR’s income statement and the share of capitalized development costs and amortization of capitalized development costs in Fiscal 2014 and Fiscal 2013:

	Fiscal year ended March 31
	2013	2014
	(£ in millions)
Total R&D costs	1,058	1,266
Of which expenditure capitalized	860	1,030
Capitalization ratio in %	81.3%	81.4%
Amortization of expenditure capitalized	296	445
R&D costs charged in income statement	198	236
As % of revenues	1.3%	1.2%

The capitalization ratio of development costs depends on the production cycle that individual models pass through in different periods.

The increase to £1,030 million in Fiscal 2014 from £860 million in Fiscal 2013, an increase of 19.8% reflects increased product development costs (included as employee costs and engineering costs in other expenses) associated with the development of the Jaguar F-TYPE, Jaguar XE, Discovery Sport and other future products.

Other income (net)

JLR’s other income increased to £171 million in Fiscal 2014, compared to £80 million in Fiscal 2013. Other income for Fiscal 2014 notably includes £73 million (£36 million in Fiscal 2013) of rebates from China based on JLR’s activities there.

Depreciation and amortization

JLR’s depreciation and amortization increased to £875 million in Fiscal 2014 from £622 million in Fiscal 2013. The increase primarily reflects the amortization of product development costs and depreciation of tooling relating to the Jaguar F-TYPE alongside other Jaguar XF and XJ derivatives.

Foreign exchange (gain)/loss (net)

JLR registered a foreign exchange gain of £236 million in Fiscal 2014, as compared to a loss of £109 million in Fiscal 2013, as a result of (i) the effect of exchange fluctuations on foreign currency borrowings and other balance sheet items and (ii) foreign exchange gains and losses on derivatives realized in the period.

Finance income

JLR’s finance income increased to £38 million in Fiscal 2014, as compared to £34 million in Fiscal 2013. The increase was largely due to higher cash balances held in Fiscal 2014, compared to Fiscal 2013.

Finance expense (net of capitalized interest)

JLR’s interest expense (net of capitalized interest) increased to £185 million in Fiscal 2014, as compared to £18 million in Fiscal 2013, principally as a result of the write-down of gains on the embedded derivative in connection with the redemption and cancellation of JLR’s £500 million 8.125% Senior Notes due 2018 and $410 million 7.750% Senior Notes due 2018 (issued on May 19, 2011) and the subsequent redemption premium relating to the refinancing.

Share of loss from joint venture

JLR’s share of loss from joint venture of £7 million in Fiscal 2014 was due to initial set-up costs related to the joint venture company JLR has started with Chery. See “IV. Sales, Facilities and Distribution Information – China Joint Venture”.

Income tax expense

JLR had an income tax expense of £622 million in Fiscal 2014, as compared to £460 million in Fiscal 2013. This increase is primarily attributable to higher profit before tax. JLR’s effective tax rate was 24.9% of profit before tax in Fiscal 2014, as compared to an effective tax rate of 27.5% of profit before tax in Fiscal 2013. This decrease was primarily due to the revaluation of the UK deferred tax balances as a result of reductions in the UK statutory tax rate.

Profit for the period

JLR’s consolidated profit for the period for Fiscal 2014 was £1,879 million, as compared to £1,214 million in Fiscal 2013, as a result of the factors identified above.

Liquidity and Capital Resources

JLR finances its capital requirements through cash generated from operations and external debt, including long-term debt, and revolving credit, factoring and working capital facilities. In the ordinary course of business, JLR also enters into, and maintain, letters of credit, cash pooling and cash management facilities, performance bonds and guarantees and other similar facilities. As at June 30, 2014, on a consolidated basis, JLR had cash and cash equivalents of £1,868 million, short-term investments (bank deposits with a maturity of between three and twelve months) of £1,433 million (up from £810 million as at June 30, 2013) and undrawn committed facilities of £1,325 million (an increase from £1,290 million in March 31, 2014). The total amount of cash and cash equivalents includes £469 million of cash and cash equivalents held in subsidiaries of the Company outside the United Kingdom. The cash in some of these jurisdictions, notably South Africa and Brazil, is subject to certain restrictions on cash pooling, intercompany loan arrangements or interim dividends. However annual dividends are generally permitted and JLR does not believe that these restrictions have, or are expected to have, any impact on its ability to meet its cash obligations.

JLR believes that it has sufficient resources available to meet its planned capital requirements. However, JLR’s sources of funding could be adversely affected by an economic slowdown or other macroeconomic factors, which are beyond its control. A decrease in the demand for JLR’s products and services could lead to an inability to obtain funds from external sources on acceptable terms or in a timely manner or at all.

JLR’s borrowings

The following table shows details of JLR’s committed and uncommitted financing arrangements, as well as the amounts outstanding and undrawn, as at June 30, 2014.

Facility	Committed Amount		Maturity	Amount outstanding as at June 30, 2014	Amount undrawn as at June 30, 2014
	(£ in millions)			(£ in millions)	(£ in millions)
Committed
£500 million 8.25% Senior Notes due 2020	500		March 15, 2020	500	—
£400 million 5.00% Senior Notes due 2022	400		February 15, 2022	400	—
$410 million 8.125% Senior Notes due 2021	240	*	November 15, 2021	240	—
$500 million 5.625% Senior Notes due 2023	292	*	February 1, 2023	292	—
$700 million 4.125% Senior Notes due 2018	409	*	December 15, 2018	409	—

Revolving Loan Facility	1,325		July 22, 2016 and July 22, 2018	—	1,325
Receivables factoring facilities	206		March 21, 2015	168	38
Subtotal	3,376			2,013	1,363

Total	3,376			2,013	1,363

Capitalized debt issuance costs	—			(24)	—

*	Using an exchange rate on June 30, 2014 of $1.7102 = £1.00.

Liquidity and cash flows

JLR’s principal sources of cash are cash generated from operations (primarily wholesale volumes of finished vehicles and parts) and external financings, which include term financings and revolving credit financings and similar committed liquidity lines. JLR uses its cash to purchase raw materials and consumables, for maintenance of its plants, equipment and facilities, for capital expenditure on product development, to service or refinance its debt, to meet general operating expenses and for other purposes in the ordinary course of business.

Until December 31, 2012, as Jaguar Land Rover Holdings Limited (previously Land Rover) was the main group entity used for financing and borrowing purposes, JLR had a policy of aggregating and pooling cash balances within that entity on a daily basis. Following JLR’s internal legal reorganization effective on January 1, 2013, JLR currently uses Jaguar Land Rover Limited for these purposes. Certain of JLR’s subsidiaries and equity method affiliates have contractual and other limitations in respect of their ability to transfer funds to JLR in the form of cash dividends, loans or advances. Brazil and South Africa restrict the ability of JLR’s local subsidiaries to participate in intercompany lending arrangements and to transfer cash balances outside of the relevant countries. JLR’s subsidiaries in South Africa and Brazil are able to pay dividends on at least an annual basis. JLR believes that these restrictions have not had, and are not expected to have, any material impact on its ability to meet its cash obligations.

Cash flow data

Three months ended June 30, 2014 compared to three months ended June 30, 2013

The following table sets out the items from JLR’s consolidated statements of cash flow for the three months ended June 30, 2014 compared to the three months ended June 30, 2013.

	Three months ended June 30
	2013	2014	Amount of change
	(£ in millions)
Cash flows from operating activities
Profit for the period	304	693	389
Depreciation and amortization	202	234	32
Loss on sale of assets	—	1	1
Foreign exchange gain on loans	(5)	(27)	(22)
Income tax expense	111	231	120
Loss on embedded derivative	12	—	(12)
Finance expense (net of capitalized interest)	21	4	(17)
Finance income	(9)	(11)	(2)
Foreign exchange gain on derivatives	(12)	(24)	(12)
Foreign exchange gain on short term deposits	—	(9)	(9)
Share of loss from joint ventures	4	6	2

Cash flows from operating activities before changes in assets and liabilities	628	1,098	470
Movement in trade receivables	164	23	(141)
Movement in other financial assets	55	(12)	(67)
Movement in other current assets	151	(34)	(185)
Movement in inventories	(319)	46	365
Movement in accounts payable	(150)	(414)	(264)
Movement in other current liabilities	(201)	(67)	134
Movement in other financial liabilities	(39)	(11)	28
Movement in non current liabilities and retirement benefit obligations	31	46	15
Movement in provisions	(7)	46	53

Cash generated from operations	313	721	408
Income tax paid	(197)	(101)	96

Net cash from operating activities	116	620	504

Cash flows used in investing activities
Investment in joint ventures	—	(72)	(72)
Movements in other restricted deposits	41	2	(39)
Investments in short term deposits	(35)	(225)	(190)
Purchases of property, plant and equipment (net)	(249)	(288)	(39)
Cash paid for intangible assets	(259)	(269)	(10)
Finance income received	10	12	2

Net cash used in investing activities	(492)	(840)	(348)

Cash flows used in financing activities
Finance expense and fees paid	(46)	(26)	20
Proceeds from issuance of short term debt	1	9	8
Repayment of short term debt	(95)	(4)	91
Payment of lease liabilities	(1)	(1)	—
Dividend paid	(150)	(150)	—
Net cash used in financing activities	(291)	(172)	119

Net change in cash and cash equivalents	(667)	(392)	275
Cash and cash equivalents at beginning of period	2,072	2,260	188

Cash and cash equivalents at end of period	1,405	1,868	463

Net cash from operating activities was £620 million in the three months ended June 30, 2014 compared to £116 million in the three months ended June 30, 2013. This increase primarily reflects increased profits and lower inventories. In the three months ended June 30, 2014, decreases in other current assets of £34 million, as a result of an increase in recoverable VAT, were offset by inventory decrease of £46 million due to increasing sales volumes. In the three months ended June 30, 2013, inventory build-up of £319 million, in order to meet increasing sales volumes, was offset by accounts payable of £150 million due to longer creditor terms and increased purchasing of raw materials.

Net cash used in investing activities increased to £840 million in the three months ended June 30, 2014 from £492 million in the three months ended June 30, 2013. Purchase of property, plant and equipment and expenditure on intangible assets (product development projects) was £557 million in the three months ended June 30, 2014, up from £508 million in the three months ended June 30, 2013. JLR’s capital expenditure relates mostly to capacity expansion of its production facilities, quality and reliability improvement projects, and the introduction of new products, including costs associated with the development of the new Discovery Sport and the new Jaguar XE. In the three months ended June 30, 2014, JLR increased short-term investments in bank deposits with a maturity of between three and twelve months by £225 million. These short-term investments are not included as cash equivalents under IFRS.

Net cash used in financing activities in the three months ended June 30, 2014 was £172 million compared to net cash used in financing activities of £291 million in the three months ended June 30, 2013. Cash used in financing activities in the three months ended June 30, 2014 reflects a net increase of short-term debt of £5 million in the three months ended June 30, 2014, compared to a net repayment of £94 million in the three months ended June 30, 2013. Cash used in financing activities in the three months ended June 30, 2014 and 2013 also reflects the payment of a £150 million dividend to TMLH.

Fiscal 2014 and Fiscal 2013

The following table sets out the items from JLR’s consolidated statements of cash flow for Fiscal 2014 compared to Fiscal 2013.

	Fiscal year ended March 31
	2013	2014	Amount of change
	(£ in millions)
Cash flows from operating activities
Profit for the period	1,214	1,879	665
Depreciation and amortization	622	875	253
Loss on sale of assets	2	4	2
Foreign exchange loss/(gain) on loans	37	(87)	(124)
Income tax expense	460	622	162
(Gain)/loss on embedded derivative	(47)	47	94
Finance expense (net of capitalized interest)	18	138	120
Finance income	(34)	(38)	(4)
Foreign exchange loss/(gain) on derivatives	11	(57)	(68)
Foreign exchange loss on short term deposits	—	41	41
Share of loss from joint ventures	12	7	(5)

	Fiscal year ended March 31
	2013	2014	Amount of change
	(£ in millions)
Cash flows from operating activities before changes in assets and liabilities	2,295	3,431	1,136
Movement in trade receivables	(265)	96	361
Movement in finance receivables	1	—	(1)
Movement in other financial assets	(243)	10	253
Movement in other current assets	23	121	98
Movement in inventories	(284)	(379)	(95)
Movement in other non current assets	1	(24)	(25)
Movement in accounts payable	797	534	(263)
Movement in other current liabilities	(77)	(86)	(9)
Movement in other financial liabilities	245	4	(241)
Movement in non current liabilities and retirement benefit obligation	15	(63)	(78)
Movement in provisions	169	180	11

Cash generated from operations	2,677	3,824	1,147
Income tax paid	(248)	(402)	(154)

Net cash from operating activities	2,429	3,422	993

Cash flows used in investing activities
Investment in joint ventures	(71)	(92)	(21)
Movements in other restricted deposits	54	133	79
Investment in short term deposits	(775)	(464)	311
Purchases of property, plant and equipment	(891)	(1,201)	(310)
Proceeds from sale of property, plant and equipment	3	4	1
Cash paid for intangible assets	(958)	(1,155)	(197)
Finance income received	29	39	10

Net cash used in investing activities	(2,609)	(2,736)	(127)

Cash flows used in financing activities
Finance expense and fees paid	(179)	(269)	(90)
Proceeds from issuance of short term debt	88	1	(87)
Repayment of short term debt	(250)	(158)	92
Proceeds from issuance of long term debt	317	829	512
Repayment of long term debt	—	(746)	(746)
Payments of lease obligations	(4)	(5)	(1)
Dividends paid	(150)	(150)	—

Net cash used in financing activities	(178)	(498)	(320)

Net change in cash and cash equivalents	(358)	188	546
Cash and cash equivalents at beginning of period	2,430	2,072	(358)

Cash and cash equivalents at end of period	2,072	2,260	188

Net cash from operating activities was £3,422 million in Fiscal 2014, as compared to £2,429 million in Fiscal 2013. This increase reflects JLR’s increased profits, partly offset by higher cash movements and a slight reduction in cash flow from working capital movements. In Fiscal 2014, working capital improved through accounts payable by £534 million as a result of longer creditor terms and increased purchasing of raw materials, which was partially offset by inventory build up of £379 million to meet increased sales demand. In Fiscal 2013, inventory build up of £284 million was partially offset by accounts payable of £797 million due to increased purchasing of raw materials.

Net cash used in investing activities increased to £2,736 million in Fiscal 2014, as compared to £2,609 million in Fiscal 2013. Purchase of property, plant and equipment and expenditure on intangible assets (product development projects) was £2,356 million in Fiscal 2014, up from £1,849 million in Fiscal 2013. JLR’s capital expenditure relates mostly to capacity expansion of its production facilities, quality and reliability improvement projects, and the introduction of new products, including costs associated with the development of the new Range Rover and the Jaguar F-TYPE. In Fiscal 2014, JLR generated net cash of £133 million from movements in other restricted deposits, relating to cash on deposit for its sterling bi-lateral term loan facilities supported by Chinese yuan deposits, which have subsequently reached maturity and are no longer outstanding, as well as restricted cash holding requirements relating to JLR’s dealer financing activities in the United States.

Net cash used in financing activities in Fiscal 2014 was £498 million compared to net cash used in financing activities of £178 million in Fiscal 2013. Cash used in financing activities in Fiscal 2014 reflects cash used to repay £158 million of factoring facilities, to repay £746 million of long-term debt, to pay a dividend of £150 million to TMLH and to pay finance expenses and fees in connection with the issuance of long-term and short-term debt, partially offset by £829 million in proceeds from the issuance of the December 2013 Notes, the January 2014 Notes and short-term debt. Cash used in financing activities in Fiscal 2013 reflects cash used to repay £250 million of short-term debt, namely debt owed to TMLH, certain bank facilities and factoring facilities, to pay a dividend of £150 million to TMLH and to pay finance expenses and fees in connection with the issuance of long-term and short-term debt, partially offset by £405 million in proceeds from the issuance of the January 2013 Notes and short-term debt.

Sources of financing and capital structure

JLR funds its short-term working capital requirements with cash generated from operations, overdraft facilities with banks, short-and medium-term borrowings from lending institutions and banks. The maturities of these short-and medium-term borrowings are generally matched to particular cash flow requirements. JLR’s main long-term borrowings include the 2011 Notes, the 2012 Notes, the January 2013 Notes, the December 2013 Notes and the January 2014 Notes, in addition to which, JLR will also maintain:

•	a £1,325 million Unsecured Syndicated Revolving Loan Facility; and

•	a US$350 million Committed Multi-currency Syndicated Credit Insured Invoice Discounting Facility.

Capital expenditure

Product and other investment was £682 million in the three months ended June 30, 2014 (£558 million in the three months ended June 30, 2013) and £2,680 million in Fiscal 2014 (£2,115 million in Fiscal 2013), which mainly included expenditure on tooling and product development for proposed product introductions. JLR continues to invest in new products, technologies and capacity to meet customer demand in the premium automotive and SUV segments, as well as meet regulatory requirements. Based on JLR’s continuing strong performance and cash and liquidity position, JLR plans to continue to increase capital investment to develop new products in new and existing segments, invest in new powertrains and technologies to meet customer and regulatory requirements, and increase its manufacturing capacity in the United Kingdom and in China, Brazil and potentially other international markets. As a result, JLR continues to expect that its capital spending will increase in Fiscal 2015 to be in the region of £3.5 billion 3.7 billion (with approximately 40% for R&D and 60% for expenditure on tangible fixed assets such as facilities, tools and equipment as well as investment in its China joint venture). JLR continues to target funding most of its capital spending out of operating cash flow. JLR will continue to monitor the economic environment and market demand as it plans its future capital spending.

Under JLR’s accounting policy, about 83.7% of R&D costs were capitalized for the three months ended June 30, 2014.

Some of JLR’s recently launched and anticipated new products are as follows:

•	Range Rover Sport: In March 2013, JLR introduced the all-aluminum Range Rover Sport to the market. Retail sales began in the second quarter of Fiscal 2014. Using the same lightweight all-aluminum architecture as the Range Rover, the Range Rover Sport takes the capabilities of the vehicle to a new level, with even greater luxury and refinement, enhanced performance and handling on all terrains, and significant advances in environmental sustainability. The all-aluminum body shell has helped reduce the weight of the car substantially.

•	All new Jaguar XE: The new Jaguar XE was revealed at a special event held at Earls Court, London on September 8, 2014 and is expected to be the first Jaguar to be manufactured at a new purpose-built production facility at the company’s Solihull plant in the West Midlands and will go on sale in 2015. The Jaguar XE will be the only car in its class to use an aluminum-intensive monocoque body with lightweight aluminum accounting for 75 per cent of the structure projected to deliver fuel economy of over 75 mpg.

•	All new Discovery Sport: Digitally revealed at Spaceport America in New Mexico on September 3, 2014, the new Discovery Sport is the first member of the new Discovery family featuring 5+2 seating in a footprint no larger than existing 5-seat premium SUVs and will be equipped with a range of four-cylinder turbocharged petrol and diesel engines. The Discovery Sport will be produced at Land Rover’s manufacturing facility at Halewood, Liverpool and is expected to go on sale in 2015.

•	Jaguar F-TYPE Project 7: Revealed at the Goodwood Festival of Speed in 2013, the Jaguar F-TYPE Project 7 is Jaguar’s fastest car to date and is powered by the most powerful engine Jaguar has ever produced, a 5.0-litre V8 Supercharged engine delivering a power output of 575PS, supplying 680Nm of torque resulting in acceleration from 0-60mph in 3.8 seconds and a top speed of 186mph.

•	Jaguar C-X17 concept: Revealed at the 2013 Frankfurt Motor Show, the C-X17 crossover is a design study based on a new all-aluminum architecture. This will be used to develop a range of new Jaguar products, starting with the new Jaguar XE due in 2015. JLR expects to spend a total of £1.5 billion developing this new all-aluminum architecture for future products. Moreover, the C-X17 will use engines produced by JLR’s new engine facility, which, in addition to supplying the C-X17, will provide engines for Jaguar vehicles reaching speeds of up to 186 mph and emissions of less than 100 g/km.

Commitments

JLR has entered into various contracts with suppliers and contractors for the acquisition of plant and machinery, equipment and various civil contracts of a capital nature aggregating £1,013 million as at June 30, 2014. JLR has entered into various contracts with suppliers and contractors which include obligations aggregating £714 million as at June 30, 2014 to purchase minimum or fixed quantities of material.

Foreign currency exchange rate risk

Considering the countries and economic environment in which JLR operates, its operations are subject to currency risk on overseas sales and costs. The risks primarily relate to fluctuations in the US dollar, euro and Chinese yuan against the British pound. JLR uses forward contracts and options primarily to hedge foreign exchange exposure. Further, any weakening of sterling against major foreign currencies may have an adverse effect on JLR’s cost of borrowing and the cost of imports reported, which consequently may increase the cost of financing JLR’s capital expenditures. This also may impact the earnings of JLR’s international businesses. JLR evaluates the impact of foreign exchange rate fluctuations by assessing its exposure to exchange rate risks.

The following table presents information relating to foreign currency exposure (other than risk arising from derivatives) as at March 31, 2014:

	US dollar		Chinese yuan	Euro		Japanese yen		Others(1)	Total
	(£ in millions)
Financial assets	463		840	296		17		318	1,934
Financial liabilities	(1,594	)(2)	(715)	(1,322	)(3)	(62	)(3)	(224)	(3,915)

Net exposure asset/liability	(1,130)		125	(1,026)		(45)		94	(1,982)

(1)	“Others” include currencies such as Russian roubles, Singapore dollars, Swiss francs, Australian dollars, South African rand, Thai baht, Korean won, etc.
(2)	Includes primarily the December 2013 Notes, the January 2013 Notes and the 2011 Notes.
(3)	Includes primarily trade payables denominated in euro and yen.

Interest rate risk

JLR is subject to variable interest rates on some of its interest-bearing liabilities. JLR’s interest rate exposure is mainly related to debt obligations.

As at June 30, 2014, a financial liability of £168 million was subject to a variable interest rate. An increase/decrease of 100 basis points in interest rates at the balance sheet date would have resulted in an impact of £2 million on income/loss for the three months ended June 30, 2014.

Credit risk

Credit risk is the risk of financial loss arising from counterparty failure to repay or service debt according to the contractual terms or obligations. Credit risk encompasses the direct risk of default, the risk of deterioration of creditworthiness and concentration risks. Financial instruments that are subject to concentrations of credit risk principally consist of investments classified as loans and receivables, trade receivables, loans and advances, derivative financial instruments and financial guarantees issued for equity-accounted entities.

The carrying amount of financial assets represents the maximum credit exposure. As at March 31, 2014, JLR’s maximum exposure to credit risk was £5,155 million, being the total of the carrying amount of cash balance with banks, short-term deposits with banks, trade receivables, finance receivables and financial assets.

Regarding trade receivables and other receivables, and other loans or receivables, there were no indications as at June 30, 2014 that defaults in payment obligations will occur.

The table below provides details regarding the financial assets that are neither past due nor impaired, including estimated interest payments as at March 31, 2014:

	Gross	Impairment
	(£ in millions)
Not yet due	795	2
Overdue <3 months	52	—
Overdue >3 <6 months	4	—
Overdue >6 months	10	6

Total	861	8

IV. SALES, FACILITIES AND DISTRIBUTION INFORMATION

Jaguar designs, develops and manufactures a range of premium cars recognized for their design, performance and quality. Jaguar’s range of products comprises the F-TYPE two-seater sports car coupé and convertible, the XJ and XF saloons (including Sportbrake and all-wheel drive derivatives) and the XK coupé and convertible.

The table below presents Jaguar retail and wholesale unit sales by vehicle model expressed as a percentage of total Jaguar sales for Fiscal 2014 and Fiscal 2013 and the three months ended June 30, 2014 and 2013:

	Retail				Wholesale
	Fiscal year ended March 31		Three months ended June 30		Fiscal year ended March 31		Three months ended June 30
	2013	2014	2013	2014	2013	2014	2013	2014
	(%)
Jaguar
F-TYPE*	0.2%	10.6%	11.2%	16.9%	—	12.8%	17.0%	19.4%
XF	65.9%	60.4%	58.4%	55.8%	66.2%	58.8%	53.7%	52.6%
XJ	27.3%	24.9%	25.6%	22.6%	27.2%	24.3%	25.8%	22.0%
XK	6.6%	4.1%	4.8%	4.7%	6.6%	4.1%	3.5%	6.0%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

*	The Jaguar F-TYPE went on sale in April 2013. Retail numbers of the F-TYPE in Fiscal 2013 include presentation and demonstration vehicles.

Land Rover designs, develops and manufactures premium all-terrain vehicles that aim to differentiate themselves from the competition by their capability, design, durability, versatility and refinement. Land Rover’s range of products comprises the Range Rover, Range Rover Sport, Range Rover Evoque, Defender, Discovery and Freelander.

The table below presents Land Rover retail and wholesale unit sales by vehicle model expressed as a percentage of total Land Rover sales for Fiscal 2014 and 2013 and the three months ended June 30, 2014 and 2013:

	Retail				Wholesale
	Fiscal year ended March 31		Three months ended June 30		Fiscal year ended March 31		Three months ended June 30
	2013	2014	2013	2014	2013	2014	2013	2014
	(%)
Land Rover
Range Rover(1)	9.8%	13.1%	14.3%	13.2%	9.6%	13.0%	14.4%	14.5%
Range Rover Sport(2)	17.9%	18.8%	14.7%	21.4%	18.1%	18.8%	9.2%	20.5%
Range Rover Evoque	35.9%	34.7%	34.9%	33.5%	37.0%	34.5%	37.5%	33.1%
Defender	5.1%	4.8%	4.8%	4.2%	4.9%	4.8%	4.7%	4.2%
Discovery	14.3%	12.7%	14.8%	10.8%	13.9%	12.7%	15.6%	10.7%
Freelander	17.0%	15.9%	16.8%	16.9%	16.5%	16.2%	18.6%	17.0%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Includes Range Rover and new Range Rover (from December 2012).
(2)	Includes Range Rover Sport and new Range Rover Sport (from September 2013).

Special Operations

In June 2014, JLR announced a Special Operations business unit, which comprises Special Vehicle Operations, Heritage, Personalisation and Branded Goods divisions.

JLR’s Special Vehicle Operations division focuses on the creation of iconic or “halo” vehicles that showcase the highest standards of performance, luxury and all-terrain capability, including the limited-edition Jaguar F-TYPE Project 7 and the Range Rover Sport SVR. These vehicles have unique branding and are targeted towards JLR’s most discerning and devoted customers.

JLR has also created a Heritage division which recently announced the re-creation of six original Jaguar E-TYPE vehicles from 1963 and 1964 into new Jaguar Lightweight E-TYPE vehicles and intends to deliver further high-end vehicle re-creations, maintenance and renovation. The Heritage division is based at Browns Lane, the historical home of Jaguar car manufacturing. This division will also provide Heritage parts, servicing the growing Jaguar Land Rover Heritage customer base globally.

To support JLR’s Special Operations activities, JLR announced in August 2014 its intention to invest approximately £20 million in a Special Vehicle Operations Technical Centre in Prologis Park, Ryton, near Coventry. Within this facility, JLR’s Personalisation division will enable JLR’s customers to create their own bespoke specifications and is scheduled to begin operations from the third quarter of Fiscal 2015.

JLR’s Branded Goods business unit will be responsible for delivering merchandizing and licensing arrangements with selected partners, for example the recent clothing collaboration between Land Rover and Barbour.

Sales, distribution and financial services

JLR markets Jaguar products in approximately 120 markets and Land Rover products in approximately 170 markets, through a global network of 18 NSCs, 84 importers, 53 export partners and 2,560 franchise sales dealers, of which 828 are joint Jaguar and Land Rover dealers. In the three months ended June 30, 2014, global unit sales of JLR’s cars on a retail basis were 19.6% to Europe (excluding the United Kingdom and Russia) (19.1% in Fiscal 2014), 16.0% to North America (17.4% in Fiscal 2014), 16.3% to the United Kingdom (17.7% in Fiscal 2014), 28.5% to China (23.7% in Fiscal 2014), 5.6% to Asia Pacific (5.2% in Fiscal 2014) and 14.0% to the Rest of the world (16.9% in Fiscal 2014).

We have established robust business processes and systems to support JLR’s production plans in meeting anticipated retail sales demand and to enable the active management of JLR’s inventory of finished vehicles and dealer inventory throughout its network. These measures include continuous monitoring of retail volumes (i.e. sales from JLR’s dealers to end customers) and the level of inventory of finished vehicles at dealers and inventory en route from JLR’s manufacturing facilities to its national sales companies and dealers. JLR monitors those inventory levels versus internal “ideal stock” targets that it believes are appropriate for each market and model. The “ideal stock” target reflects specific distribution requirements for each market, including the transit times for those markets. JLR conducts a monthly “global forecast review” to assess sales running rates and volume expectations over the coming months and uses that information to plan sales actions and production actions to meet the market requirements. JLR has a monthly “sales and programming committee” at which it reviews the sales forecast and plans, and reviews and modifies its production plans as required in order to meet anticipated sales levels and manage its inventory and dealer inventory of finished vehicles to “ideal stock” levels.

JLR has entered into arrangements with independent partners to provide wholesale financing to its dealers and/or retail financing to its retail customers, including Black Horse for the United Kingdom market, FGA Capital, a joint venture between Fiat Auto and Credit Agricole, for European markets (excluding Russia), Chase Auto Finance for the US market, and local providers in a number of other key markets. JLR does not offer vehicle financing on its own account. JLR’s financing partners offer retail customers a range of consumer financing products that involve either the leasing of the vehicle for a term (with the option to either own the vehicle at maturity upon the payment of a defined balance or return it) or the purchase of the vehicle.

JLR’s Sales Performance

Retail volumes in Fiscal 2014 were 434,311 units compared to 374,636 units in Fiscal 2013, an increase of 59,675 at an annual growth rate of 15.9%. The increase in Land Rover retail volumes has been primarily driven by the Range Rover Evoque, Range Rover Sport and the Range Rover with respective sales of 122,758 units, 66,535 units and 46,157 units in Fiscal 2014. The growth in Jaguar retail sales has come from demand for the F-TYPE sports car and sustained sales of the XF, with sales of 8,566 and 48,643, respectively, in Fiscal 2014. This has been supported by growth across the majority of JLR’s models. JLR has experienced growth in retail volumes across all markets, most notably in China, Asia Pacific and North America with growth rates of 33.7%, 27.7% and 20.2%, respectively.

During the period, JLR has continued to launch new models and derivatives such as the Jaguar F-TYPE Coupé and Project 7, alongside new derivatives of the XJ and the XF. The all new aluminum Range Rover Sport also came to market during Fiscal 2014 with diesel hybrid versions of the Range Rover and Range Rover Sport launched shortly threreafter. This growth has continued into the three months ended June 30, 2014, with retail volumes up 22.0% compared to the same period in Fiscal 2013. This growth is also fairly spread, with growth in the majority of JLR’s models.

The global economy has continued its gradual recovery with some economies showing signs of stronger growth than others. JLR has matched or outperformed the passenger car market in most of the markets in which it operates in the three months ended June 30, 2014.

In the United States and the United Kingdom, the recovery has been gaining momentum. Economic growth in these markets has been robust as labor market conditions have improved and consumer confidence has risen. Consumer spending has accelerated. The passenger car markets in the United States and the United Kingdom have expanded by 6.8% and 7.3%, respectively, in the three months ended June 30, 2014 compared to the same quarter in Fiscal 2013. Over the same period, JLR’s retail volumes in the United States and the United Kingdom increased by 14.5% and 15.2%, respectively.

In China, growth has continued, supported by stimulus measures in line with the government’s 7.5% economic growth target. New passenger car sales in the Chinese market increased by 12.3% in the three months ended June 30, 2014, compared to the three months ended June 30, 2013. JLR’s retail volumes significantly outpaced this growth, increasing by 61.1% over the same periods.

European economies continue to struggle, with the European Central Bank periodically taking further steps to boost credit and stimulate demand amidst ongoing fiscal austerity. Growth in the region is negligible, with the economies of the periphery continuing to contract. However, sentiment and outlook have improved, supporting a nascent recovery in vehicle sales. In the three months ended June 30, 2014, passenger car sales in the four largest markets (Germany, Italy, France and Spain) rose 4.2% as compared to the same period in the previous year, driven by a 3.3% expansion in France and a 30.1% jump in sales in Spain (albeit from a very low base). JLR’s retail volumes in the four largest markets increased by 15.1% over this period.

Growth in many of the emerging market economies that comprise JLR’s Rest of the world region remains sluggish. These economies are slowing for largely country-specific reasons (e.g. the Russia – Ukraine conflict), though most have also been adversely affected by the U.S. Federal Reserve’s continued tapering of its asset purchase program. Emerging market exchange rates have depreciated sharply, forcing many central banks to increase interest rates to stem capital outflows, halt depreciation and rein in inflation. This has increased the cost of credit and of consumer debt servicing, leading to a decrease in demand in these economies and reducing the pace of economic growth. Compared to the corresponding quarter in 2013, passenger car sales dropped by 14.8% in Brazil in the three months ended June 30, 2014, the fourth consecutive quarter of contraction. In Russia, the automotive market has been declining for five quarters in year-on-year terms, decreasing 12.4% in the quarter ended June 30, 2014. Sales growth in South Africa recorded a second quarter of decline, falling 9.0% year-on-year. Meanwhile in India, the fourth of JLR’s main markets in its Rest of the world region, the automotive market grew by 1.3%, the first quarterly rise in six quarters. JLR’s retail volumes in these four markets dropped 2.3% on the same quarter in the previous year, as premium vehicle sales fell in line with, or more than, the wider market (except in Russia where its retail volumes rose 8.1%).

In Asia Pacific, new car sales in Japan were negatively impacted by the increase in the consumption tax in April. The market decreased by 1.9% in the three months ended June 30, 2014 compared to the corresponding quarter in 2013, but premium vehicles suffered a much more significant decline; JLR’s retail volumes in Japan decreased by 8.6% over the same periods. In Australia, the consumer slowdown continued to negatively affect vehicle sales, which fell 2.4% in the three months ended June 30, 2014 compared to the corresponding quarter in 2013, and JLR significantly outperformed the Australian market, growing retail volumes by 16.6% over the same periods. Finally in Korea, the automotive market expanded by 7.2% in the three months ended June 30, 2014, compared to the corresponding quarter in 2013, but JLR saw its fastest expansion outside of China in that market, increasing retail volumes by 44.0% over the same periods.

JLR’s Key Geographical Markets

JLR is present in all significant sales markets. JLR analyzes its performance according to the following geographic segments: North America, United Kingdom, Europe (excluding the United Kingdom and Russia), China, Asia Pacific and the Rest of the world. The following table provides an analysis of the Group’s regional wholesale and retail volumes by brand for the three months ended June 30, 2014 and the three months ended June 30, 2013:

	Three months ended June 30
	2013	2014	Change	Change
	(units)			(%)
Jaguar regional wholesale volumes:
Europe (excluding the United Kingdom and Russia)	2,876	2,329	(547)	(19.0)%
North America	4,749	3,425	(1,324)	(27.9)%
United Kingdom	4,107	4,141	34	0.8%
China	3,800	6,789	2,989	78.7%
Asia Pacific	1,105	1,143	38	3.4%
Rest of the world	1,940	1,757	(183)	(9.4)%
Land Rover regional wholesale volumes:
Europe (excluding the United Kingdom and Russia)	15,104	18,558	3,454	22.9%
North America	9,932	14,657	4,725	47.6%
United Kingdom	12,153	14,204	2,051	16.9%
China	15,430	27,223	11,793	76.4%
Asia Pacific	4,784	5,724	940	19.6%
Rest of the world	14,640	15,206	566	3.9%
Regional wholesale volumes:
Europe (excluding the United Kingdom and Russia)	17,980	20,887	2,907	16.2%
North America	14,681	18,082	3,401	23.2%
United Kingdom	16,260	18,345	2,085	12.8%
China	19,230	34,012	14,782	76.9%
Asia Pacific	5,889	6,867	978	16.6%
Rest of the world	16,580	16,963	383	2.3%
Global wholesale volumes:
Jaguar	18,577	19,584	1,007	5.4%
Land Rover	72,043	95,572	23,529	32.7%

Total	90,620	115,156	24,536	27.1%

Jaguar regional retail volumes:
Europe (excluding the United Kingdom and Russia)	2,660	2,419	(241)	(9.1)%
North America	4,561	4,002	(559)	(12.3)%
United Kingdom	3,677	4,337	660	17.9%
China	3,789	5,946	2,157	56.9%
Asia Pacific	1,101	1,204	103	9.4%
Rest of the world	1,671	1,648	(23)	(1.4)%
Land Rover regional retail volumes:
Europe (excluding the United Kingdom and Russia)	17,290	20,203	2,913	16.8%
North America	11,634	14,534	2,900	24.9%
United Kingdom	12,715	14,547	1,832	14.4%
China	16,638	26,966	10,328	62.1%
Asia Pacific	4,315	5,238	923	21.4%
Rest of the world	14,668	14,552	(116)	(0.8)%
Regional retail volumes:
Europe (excluding the United Kingdom and Russia)	19,950	22,622	2,672	13.4%
North America	16,195	18,536	2,341	14.5%
United Kingdom	16,392	18,884	2,492	15.2%
China	20,427	32,912	12,485	61.1%
Asia Pacific	5,416	6,442	1,026	18.9%
Rest of the world	16,339	16,200	(139)	(0.9)%
Global retail volumes:
Jaguar	17,459	19,556	2,097	12.0%
Land Rover	77,260	96,040	18,780	24.3%

Total	94,719	115,596	20,877	22.0%

Europe (excluding the United Kingdom and Russia)

JLR’s combined European retail volumes (excluding the United Kingdom and Russia) increased by 13.4% to 22,622 units in the three months ended June 30, 2014 from 19,950 units in the three months ended June 30, 2013, with Jaguar down by 9.1% and Land Rover up by 16.8%. JLR’s combined European wholesale volumes (excluding the United Kingdom and Russia) increased by 16.2% to 20,887 units in the three months ended June 30, 2014 from 17,980 units in the three months ended June 30, 2013, with Jaguar down by 19.0% and Land Rover up by 22.9%.

North America

JLR’s North American retail volumes for the combined brands increased by 14.5% to 18,536 units in the three months ended June 30, 2014 from 16,195 units in the three months ended June 30, 2013, with Jaguar down by 12.3% and Land Rover up by 24.9%. JLR’s North American wholesale volumes for the combined brands increased by 23.2% to 18,082 units in the three months ended June 30, 2014 from 14,681 units in the three months ended June 30, 2013, with Jaguar down by 27.9% and Land Rover up by 47.6%.

United Kingdom

JLR’s retail volumes in the United Kingdom for the combined brands increased by 15.2% to 18,884 units in the three months ended June 30, 2014 from 16,392 units in the three months ended June 30, 2013, with Jaguar up by 17.9% and Land Rover up by 14.4%. JLR’s wholesale volumes in the United Kingdom for the combined brands increased by 12.8% to 18,345 units in the three months ended June 30, 2014 from 16,260 units in the three months ended June 30, 2013, with Jaguar up by 0.8% and Land Rover up by 16.9% in market volumes.

China

JLR’s retail volumes in China for the combined brands increased by 61.1% to 32,912 units in the three months ended June 30, 2014 from 20,427 units in the three months ended June 30, 2013, with Jaguar up by 56.9% and Land Rover up by 62.1%. JLR’s Chinese wholesale volumes for the combined brands increased by 76.9% to 34,012 units in the three months ended June 30, 2014 from 19,230 units in the three months ended June 30, 2013, with Jaguar up by 78.7% for the period and Land Rover up by 76.4%. The Chinese market continued to grow strongly, with a notable increase in both Jaguar and Land Rover retail volumes in the three months ended June 30, 2014. The Chinese market was JLR’s largest retail and wholesale market for Fiscal 2014 and the three months ended June 30, 2014.

Asia Pacific

JLR’s Asia Pacific retail volumes for the combined brands increased by 18.9% to 6,442 units in the three months ended June 30, 2014 from 5,416 units in the three months ended June 30, 2013, with Jaguar up by 9.4% and Land Rover up by 21.4%. JLR’s Asia Pacific wholesale volumes for the combined brands increased by 16.6% to 6,867 units in the three months ended June 30, 2014 from 5,889 units in the three months ended June 30, 2013, with Jaguar up by 3.4% and Land Rover up by 19.6%, indicating increased demand for JLR’s Land Rover products in this region.

Sales and Distribution

JLR’s unit sales (on a retail basis) for each of its brands for Fiscal 2014, Fiscal 2013 and Fiscal 2012, the three months ended June 30, 2014 and 2013 and the twelve months ended June 30, 2014 are set out in the table below:

	Fiscal year ended March 31			Three months ended June 30		Twelve months ended June 30 2014
	2012	2013	2014	2013	2014
Jaguar	54,227	58,593	80,522	17,459	19,556	82,619
Land Rover	251,632	316,043	353,789	77,260	96,040	372,569

Total	305,859	374,636	434,311	94,719	115,596	455,188

JLR’s unit sales (on a wholesale basis) under each of its brands for Fiscal 2014, Fiscal 2013 and Fiscal 2012, the three months ended June 30, 2014 and 2013 and the twelve months ended June 30, 2014 are set out in the table below:

	Fiscal year ended March 31			Three months ended June 30		Twelve months ended June 30 2014
	2012	2013	2014	2013	2014
Jaguar	54,039	57,812	79,307	18,577	19,584	80,314
Land Rover	260,394	314,250	350,554	72,043	95,572	374,083

Total	314,433	372,062	429,861	90,620	115,156	454,397

Wholesale volumes refer to the aggregate number of finished vehicles sold to dealers and importers. JLR recognizes its revenue on the wholesale volumes it sells. Retail volumes refer to the aggregate number of finished vehicles sold by dealers to end users. JLR considers retail volumes the best indicator of consumer demand for its vehicles and the strength of its brand.

The following tables present the sales and distribution network, retail and wholesale volumes in the three months ended June 30, 2014 and percentage of global sales for each of the Jaguar and Land Rover brands in the countries indicated.

Europe (excluding the United Kingdom and Russia)	Jaguar	Land Rover
NSCs	8	8
Importers	22	23
Number of sales dealers	339	612
Retail volumes	2,419	20,203
% Global sales (retail)	12.4%	21.0%
Wholesale volumes	2,329	18,558
% Global sales (wholesale)	11.9%	19.4%

North America	Jaguar	Land Rover
NSCs	2	2
Number of sales dealers	186	189
Retail volumes	4,002	14,534
% Global sales (retail)	20.5%	15.1%
Wholesale volumes	3,425	14,657
% Global sales (wholesale)	17.5%	15.3%

United Kingdom	Jaguar	Land Rover
NSCs	1	1
Number of sales dealers	89	117
Retail volumes	4,337	14,547
% Global sales (retail)	22.2%	15.1%
Wholesale volumes	4,141	14,204
% Global sales (wholesale)	21.1%	14.9%

China	Jaguar	Land Rover
NSCs	1	1
Importers	2	2
Number of sales dealers	178	179
Retail volumes	5,946	26,966
% Global sales (retail)	30.4%	28.1%
Wholesale volumes	6,789	27,223
% Global sales (wholesale)	34.7%	28.5%

Asia Pacific	Jaguar	Land Rover
NSCs	3	3
Importers	7	7
Number of sales dealers	91	108
Retail volumes	1,204	5,238
% Global sales (retail)	6.2%	5.5%
Wholesale volumes	1,143	5,724
% Global sales (wholesale)	5.8%	6.0%

Rest of the world	Jaguar	Land Rover
NSCs	3	3
Importers	32	42
Export partner markets	18	53
Number of sales dealers	193	279
Retail volumes	1,648	14,552
% Global sales (retail)	8.4%	15.2%
Wholesale volumes	1,757	15,206
% Global sales (wholesale)	9.0%	15.9%

The following table presents the location of JLR’s franchised sales dealerships for each of its brands as at June 30, 2014.

	Jaguar	Land Rover	Of which joint
Europe (excluding the United Kingdom and Russia)	339	612	258
North America	186	189	126
United Kingdom	89	117	10
China	178	179	175
Asia Pacific	91	108	82
Rest of the world	193	279	177

Total	1,076	1,484	828

Properties and Facilities

JLR operates three major production facilities (employing a total of approximately 16,500 employees as at June 30, 2014) and two advanced design and engineering facilities (employing a total of approximately 11,700 employees as at June 30, 2014, which includes employees at its corporate headquarters located at Whitley), all of which are located in the United Kingdom. At June 30, 2014, JLR employed 29,546 employees globally, including agency personnel.

•	At Solihull, JLR produces the Land Rover Defender, Discovery, Range Rover and Range Rover Sport models and employed approximately 9,000 manufacturing employees as at June 30, 2014. In 2011, JLR began a major expansion of the Solihull facility to accommodate production of new Land Rover models. In September 2013, JLR announced the creation of 1,700 new jobs at Solihull as part of its investment to create an innovative aluminum architecture for future vehicles, including the new Jaguar XE.

•	At Castle Bromwich, JLR produces the Jaguar XK, XJ and XF models and employed approximately 3,100 manufacturing employees as at June 30, 2014.

•	At Halewood, JLR produces the Freelander and the Range Rover Evoque and employed approximately 4,400 manufacturing employees as at June 30, 2014. JLR believes its three existing automotive manufacturing facilities at Solihull, Castle Bromwich and Halewood provide it with a flexible manufacturing footprint to support its present product plans. Production of the new Discovery Sport, replacing the Freelander, is scheduled to begin in the first quarter of 2015 at Halewood.

JLR is investing over £500 million in constructing a new facility to manufacture advanced technology low-emission engines in South Staffordshire, near Wolverhampton, in the United Kingdom. This facility will produce a new range of four cylinder diesel and petrol engines, called “Ingenium”, and is expected to create approximately 1,400 new jobs, for which over 250 individuals have already been recruited.

JLR also entered into a joint venture agreement in December 2011 with Chery Automobile Company Ltd. for the establishment of a joint venture company in China to develop, manufacture and sell certain Jaguar Land Rover vehicles and at least one own-branded vehicle in China. The plant has a production capacity of 130,000 vehicles per year. Vehicles manufactured in this plant, including Range Rover Evoque vehicles, are expected to go on sale in the first quarter of 2015.

In December 2012, JLR signed a letter of intent with the National Industrial Clusters Development Program of Saudi Arabia to undertake a detailed feasibility study to consider the possibility of constructing an automotive production facility in Saudi Arabia. JLR’s discussions with the government of Saudi Arabia are still preliminary at this stage.

In December 2013, JLR signed an agreement with the State of Rio de Janeiro in Brazil to invest approximately £240 million in a new production plant, with an annual capacity of 24,000 vehicles. The plant is expected to employ approximately 370 people initially, and the first vehicles are expected to come off the assembly line in early 2016.

In addition to JLR’s automotive manufacturing facilities, JLR also has two product development, design and engineering facilities in the United Kingdom. The facility located at Whitley houses the design center for Jaguar, the engineering center for JLR’s powertrain, and other test facilities and its global headquarters, including its commercial and central staff functions. The facility located at Gaydon is the design center for Land Rover and the vehicle engineering center, and includes an extensive on-road test track and off-road testing capabilities. The two sites employed approximately 11,700 employees as at June 30, 2014. JLR is in the process of consolidating most of its design and engineering centers at Gaydon and all administrative offices at Whitley to maximize office capacity and to support its new business plans.

JLR also maintains a small workshop in Browns Lane, Coventry for the Heritage division of its Special Operations unit. To support JLR’s Special Operations activities, JLR announced in August 2014 its intention to invest approximately £20 million in a Special Vehicle Operations Technical Centre in Prologis Park, Ryton, near Coventry. Within this facility, JLR’s Personlisation division will enable JLR’s customers to create their own bespoke specifications and is scheduled to begin operations from the third quarter of Fiscal 2015.

The Solihull, Gaydon and Whitley facilities are freeholdings, while Castle Bromwich and Halewood are held through a combination of freeholds and long-term leaseholds, generally with nominal rents.

In addition to JLR’s manufacturing and design/engineering facilities, its properties include sales offices and other sales facilities in major cities, repair service facilities and R&D facilities.

The following table sets out information with respect to JLR’s principal facilities as at June 30, 2014.

Location		Owner/Leaseholder	Freehold/Leasehold	Principal Products or Functions
United Kingdom
•	Solihull	Land Rover	Freehold	Automotive vehicles & components
•	Castle Bromwich	Jaguar Land Rover Limited	Freehold and leasehold	Automotive vehicles & components
•	Halewood	Jaguar Land Rover Limited	Freehold and leasehold	Automotive vehicles & components
•	Gaydon	Land Rover	Freehold	Product development
•	Whitley	Jaguar Land Rover Limited	Freehold	Headquarters and product development
Rest of the world		The Group	Freehold and leasehold	National sales companies
Regional sales offices

China Joint Venture

In December 2011, JLR entered into a joint venture agreement with Chery Automobile Company Ltd. for the establishment of a joint venture company in China. The purpose of the joint venture company is to develop, manufacture and sell certain Jaguar Land Rover vehicles and at least one own-branded vehicle in China. JLR has committed to invest CNY3.5 billion (equivalent to approximately £330 million as of June 30, 2014) of equity capital in the joint venture company, representing 50% of the share capital and voting rights of the joint venture company. The term of the joint venture is 30 years (unless terminated or extended). The joint venture agreement contains representations and warranties, corporate governance provisions, non-compete clauses, termination provisions and other provisions that are arm’s length in nature and customary in similar manufacturing joint ventures. The Chinese government approved the joint venture in October 2012, and JLR obtained a business license for the joint venture in November 2012.

The joint venture company is expected to invest a total of CNY10.9 billion (equivalent to approximately £1.0 billion as of June 30, 2014), which is being funded at the outset through a combination of debt and equity, in connection with the joint venture, which will include a manufacturing plant in Changshu, an R&D centre and an engine production facility. JLR believes the joint venture will combine JLR’s heritage and expertise with Chery Automobile Company Ltd.’s know-how and understanding of Chinese customers.

The plant has a production capacity of 130,000 vehicles per year. Vehicles manufactured in this plant, including Range Rover Evoque vehicles, are expected to go on sale in the first quarter of 2015.

Brazil Production Facility

In December 2013, JLR signed an agreement to invest approximately £240 million into a production facility in Rio de Janeiro in Brazil. Construction of the premium vehicle manufacturing facility will commence in mid-2014. The first vehicles are expected to come off the assembly line in early 2016, subject to the final approval of the plans from the Brazilian Federal Government under its Inovar-auto Programme. The new plant will have a capacity to build 24,000 vehicles annually for the Brazilian market. Initially, the plant is expected to employ approximately 370 people, with significant potential to increase in the future.

V. EMPLOYEE AND MANAGEMENT INFORMATION

Employees

The following table sets out a breakdown of persons employed by us at the time indicated by type of contract.

	As at June 30
	2013	2014
Salaried (excluding those on maternity leave)	9,061	10,838
Hourly	12,706	11,544

Total permanent	21,767	22,382
Agency	5,005	7,113
Salaried (on maternity leave)	54	51

Total	26,826	29,546

As at June 30, 2014, JLR employed approximately 29,546 employees worldwide, including agency personnel. Approximately 1,300 of the 29,546 employees were employed overseas. Hourly paid employees are hired as agency workers for the first 12 months and then move onto a fixed-term contract for a further 12 months, before being hired as permanent employees.

Pension Obligations

Under the arrangements with the trustees of the defined benefit pension schemes, an actuarial valuation of the assets and liabilities of the schemes is undertaken every three years. The most recent valuation, as at April 2012 and completed in 2013, indicated a shortfall in the assets of the schemes as at that date, versus the actuarially determined liabilities as at that date, of £702 million. In March 2014 JLR paid £100 million into the pension schemes as advance payment of both regular and deficit contributions due during Fiscal 2015.

As part of the valuation process JLR agreed a schedule of contributions, which together with the expected investment performance of the assets of the schemes, is expected to eliminate the deficit by 2022. As part of this schedule of contributions, JLR paid £100 million into the pension scheme in March 2013. JLR also reached an agreement with the trustees to release the security previously granted in favor of the pension fund trustees for its obligations under the pension schemes. This security was released in March 2013.

Union Wage Settlements

Employee wages are paid in accordance with wage agreements that have varying terms (typically two years) at different locations. The expiry date of the wage agreements with respect to JLR’s UK unionized employees is October 31, 2014. Bi-annual negotiations in relation to these wage agreements, which cover approximately 19,000 of JLR’s unionized employees, are currently underway.

Board of Directors

The following table provides information with respect to members of JLR’s board of directors as at the date of this Exhibit:

Name	Position	Date of Birth	Year appointed as Director, Chief Executive Officer or Secretary
Andrew M. Robb	Director	September 2, 1942	2009
Dr. Ralf D. Speth	Chief Executive Officer and Director	September 9, 1955	2010
Nasser Mukhtar Munjee	Director	November 18, 1952	2012
Cyrus Mistry	Director	July 4, 1968	2012
Chandrasekaran Ramakrishnan	Director	June 27, 1955	2013

VI. MAJOR SHAREHOLDERS

Major Shareholders of the Issuer

As at June 30, 2014, the following organization held direct and indirect interests in voting rights equal to or exceeding 3% of the ordinary share capital of the Company:

Name of shareholder of Issuer	Number of ordinary shares	%
TML Holdings PTE Limited (Singapore)	1,500,642,163	100

Major Shareholders of TMLH

As at June 30, 2014, the following organization held direct and indirect interests in voting rights equal to or exceeding 3% of the ordinary share capital of JLR’s holding company, TMLH:

Name of shareholder of TMLH	Number of ordinary shares	%
Tata Motors Limited (India)	2,546,659,418	100

Major Shareholders of Tata Motors

Tata Motors Limited is a widely held, listed company with approximately 356,574 shareholders of ordinary shares and 43,960 shareholders of ‘A’ ordinary shares of record, as at June 30, 2014. While shareholders of ordinary shares are entitled to one vote for each ordinary share held, shareholders of ‘A’ ordinary shares are entitled to one vote for every 10 ‘A’ ordinary shares held. As at June 30, 2014, the largest shareholder of Tata Motors Limited was Tata Sons and its subsidiaries, which held 28.2% of the voting rights.